

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20160002

DIVISION OF
CORPORATION FINANCE

December 20, 2016

Zafar A. Hasan
The AES Corporation
zafar.hasan@aes.com

Re: The AES Corporation
Incoming letter dated December 2, 2016

Dear Mr. Hasan:

This is in response to your letters dated December 2, 2016 and December 15, 2016 concerning the shareholder proposal submitted to AES by John Chevedden. We also have received letters from the proponent dated December 4, 2016, December 7, 2016 and December 13, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

December 20, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The AES Corporation
Incoming letter dated December 2, 2016

The proposal asks the board to amend certain provisions of the company's proxy access bylaw in the manner specified in the proposal.

We are unable to concur in your view that AES may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that AES may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that AES may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that AES may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.


AES
we are the energy

Zafar A. Hasan
Vice President and Chief Corporate Counsel

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
tel 1 703 682 1110
zafar.hasan@aes.com
www.aes.com

December 15, 2016

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The AES Corporation
Omission of Stockholder Proposal of John Chevedden
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Reference is made to the letter dated December 13, 2016 (the "December 13 Letter") of Mr. John Chevedden (the "Proponent") in response to the December 2, 2016 no-action request (the "No-Action Request") of The AES Corporation (the "Company") to exclude from the Company's 2017 proxy materials the Proponent's stockholder proposal requesting revisions to the Company's By-Laws (the "Proposal"). The Proponent has asked the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") to deny the Company's No-Action Request.

The December 13 Letter attempts to clarify the Proposal's meaning. Unfortunately, it contains a number of inaccurate statements and confusing commentary, which actually support the conclusion that it would be impossible for the Company to ensure that any action ultimately taken by it would be in line with actions envisioned by the Company's stockholders voting on the Proposal.

In the interest of brevity, the Company highlights only certain of these statements below.

- ***The Company Did Not Change the Proposal's Language in the No-Action Request.*** The December 13 Letter mistakenly implies that the Company has changed the wording of the first element of the Proposal. This is incorrect. The Company simply noted that the language in the first element of the proposal is subject to multiple interpretations, as evidenced by the Proposal stating "the number of Stockholder Nominees eligible to appear in proxy materials," among other reasons. Emphasis added.

- ***The Proponent's Explanation for the Inconsistent Use of Defined Terms is Itself Confusing***. In its No-Action Request, the Company noted that the Proponent's use of defined terms appeared to be deliberate and reflected an understanding of those defined terms. The Company also noted that the inconsistent use of defined terms created ambiguity as to the intent of the Proposal, leaving it open to multiple interpretations.

  In the December 13 Letter, the Proponent confirms the Company's assertions, noting that he has used the term "Stockholder Nominee" in order to "...reassure the Board that the proponent reviewed the company's specific bylaws and is not just seeking generic amendments." However, the December 13 Letter does not explain the inconsistent and confusing use of the defined terms. As such, it remains unclear why the Proposal:

  (i) uses the term "Stockholder Nominees" in the first element and then the "generic" term "shareholder nominees" in the third element;

  (ii) uses the "generic" term "stockholders" in the second element, instead of "Eligible Stockholders" (a defined term in the By-Laws that sets forth specific requirements for a stockholder to qualify, individually or as part of a group, to submit a proxy access nominee) and omits other related defined terms; and

  (iii) includes only a partial definition of "Required Shares" (i.e., "outstanding shares of the Company entitled to vote in the election of directors").

  If the defined terms were used specifically to reassure the Board that the Proposal was not seeking "generic amendments," this suggests that in the second and third elements of the Proposal (where the defined terms are not used but instead generic terms are used), stockholders could reasonably conclude that the Proponent may in fact be seeking "generic amendments" to the Proposal. Along the same lines, the December 13 Letter also indicates that the use of the term "Required Shares" is deliberate, but does not explain why the Proposal includes only a partial definition of "Required Shares" (i.e., "outstanding shares of the Company entitled to vote in the election of directors"). Regardless, stockholders may reasonably interpret the inclusion of a partial definition of "Required Shares" as an attempt to amend the term in a manner consistent with this partial definition.

- ***The Proponent Continues to be Ambiguous as to the Breadth of the Proposed By-Law Amendments***. In the December 13 Letter, the Proponent concedes that his use of the phrases "shareholder nominees" and "votes received" in the Proposal's third element are confusing, although he argues that such confusion is not "to any meaningful degree."

  The Company respectfully disagrees. There is a significant distinction between whether the Proposal is requesting (i) a "votes received" standard for any "shareholder nominees," which represents a significant, material departure from the applicable voting standard currently set forth in the By-Laws, or (ii) a narrower change on the re-nomination limitations applicable to Stockholder Nominees (as such term is defined in the By-Laws), which is the interpretation suggested by the Proponent in the December 13 Letter. Despite the Proponent's contentions, in light of this material distinction between the two outcomes, one of which is suggested by the Proposal, and the other by the December 13 Letter, it would be impossible for the Company to ensure that any action ultimately taken by it would be in line with actions envisioned by the Company's stockholders voting on the Proposal.

- ***The Proposal Facially Misstates Delaware Law***. The Company maintains its position that the Proposal contains false and misleading statements regarding Delaware law. Although the Proponent now asserts that his reference to "traditional state law rights" was taken out of context, a plain reading of the Proposal as submitted results in the conclusion drawn by the Company – that the Proponent implies that the By-Laws somehow run afoul of applicable state law. To be clear, there is no Delaware "traditional state law right" to proxy access, and the Proposal's statement that such a right exists is materially misleading.

- ***The Proposal References a Significant, Yet Unexplained, External Standard***. The Proponent's contention in the December 13 Letter that "[s]tockholders have no need to read CII's Practices to understand what they are voting on" directly conflicts with his statement that the Company should have known that his reference to "traditional state law rights" was taken from the Council for Institutional Investor's "Proxy Access: Best Practices" publication (which he quotes in the December 13 Letter). By the Proponent's own admission in the December 13 Letter, the Proposal relies on external information that is necessary to its interpretation. By suggesting that stockholders and the Company would have to read this standard in order to fully understand the Proposal's requested outcome, the Proponent has demonstrated that the Proposal inappropriately relies upon an unexplained external standard.

Rather than providing reasons to deny no-action relief, the Company views the December 13 Letter and various inaccuracies contained therein as further evidence that the Staff concur in the Company's intention to exclude the Proposal on the grounds stated in its No-Action Request. As such, the Company respectfully requests the Staff's concurrence, consistent with the precedent set forth in the No-Action Request.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at zafar.hasan@aes.com. If you have any questions with respect to the foregoing, please contact the undersigned at (703) 682-1110.

Sincerely,



Zafar Hasan
Vice-President and Chief Corporate Counsel
The AES Corporation

cc: John Chevedden

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

December 13, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
AES Corp (AES)
Proxy Access Enhancement
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 2, 2016 no-action request.

In section IIA , the company wrongly contends the proposal is vague and subject to multiple interpretations.

First Element:

The company claims the first element of the Proposal, which seeks to potentially raise the number of stockholder nominees eligible to appear in the proxy, can also be interpreted as seeking to bypass eligibility/procedural requirements provided in the bylaws or seeking to expand the types of 'eligible' nominees.

The language of the Proposal is clear based on the words used, without the need for further clarification. Nowhere does the Proposal state that **any** stockholder nominees must be included, regardless of other bylaw eligibility or procedural requirements. (the company emphasis) This expansion of the proposal's obvious intent is a figment of the company's imagination. The company emphasized word 'any' is not used in that portion of the resolution.

The term 'Stockholder Nominee' is used in the Proposal to reassure the Board that the proponent reviewed the company's specific bylaws and is not just seeking generic amendments.

Neither is there any hint of a suggestion the proposal seeks to change the term "Stockholder Nominee," as defined in the bylaws, which the company raises as another fantasy interpretation. This provision clearly addresses the **number** of Stockholder Nominees to appear in proxy materials, not the requirements and circumstances under which they qualify, as addressed in other portions of the bylaws. (emphasis added)

Notice how the intended interpretation takes two lines for the company to explain, while the two misinterpretations take 62-lines of twisted logic using words that are not included in the Proposal.

Second Element

With respect to the provision that seeks to remove the current cap in the number of stockholders that can form a nominating group, the company again goes off into a fantasy world of its own making.

The company suggests the Proposal seeks to amend the types of stockholders, yet the Proposal makes no mention of the **types** of stockholders, only the **number** of stockholders. (emphasis added)

The company goes on to suggest the words "no limitation" seek to "modify, eliminate or replace the term 'Required Shares.'" As can be clearly seen in the sentence construction, the phrase 'no limitation' modifies the number of stockholders who can aggregate their shares." In fact, use of the term "Required Shares" should reassure the company the proposal is not meant to modify their definition of that term but only the number of stockholders needed to "achieve the 3% 'Required Shares.'

Finally, the company asserts this element of the Proposal (which seeks to lift the cap on the number of stockholders that can form a group) is unclear because the Proposal does not discuss 'Eligible Stockholder,' 'Own' and other terms contained in the company's bylaws.

The company contends Stockholders cannot discern the meaning of the Proposal unless the full context of the bylaws is explained. That is nonsense. The Proposal does not need to address what it does not seek to modify. The proposal is limited to 500 words, so the text of the Proposal is clear, without the need of pages and pages of speculation as to possible alternative meanings that can be read into sentences and baseless innuendo regarding possible intent.

Third Element:

The company states that the use of the more generic terms 'shareholder nominees' and 'votes received,' instead of the more specific terms of the bylaws, 'Stockholder Nominees' and 'votes cast in favor,' lead to confusion. They do not do so to any meaningful degree.

The company claims use of the term 'shareholder nominee' adds confusion because the company purportedly does not know if it applies to any stockholder nominees or just 'Stockholder Nominees.' It makes no difference, since the bylaws do not preclude the nomination of directors that failed to obtain a specific vote from being re-nominated through advance notice procedures.

Likewise, the company suggestion that use of the phrase 'votes received' is improper has no merit, since it is only 'Stockholder Nominees' that are prohibited from being re-nominated on the basis of 'votes received,' 'votes cast in favor,' or any votes. It is a difference without substantive meaning.

In section IIB, the company misstates the facts, contending the Proposal contains false and misleading statements.

The statement in question was derived from a similar statement contained in the Council of Institutional Investors (CII) Best Practices on the topic of proxy access, as cited in the Proposal.

Referring to the request that no limitation be placed on re-nominations based on votes, the Proposal includes the following sentence:

> Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

The exact phrasing used in CII's Proxy Access: Best Practices is as follows:

> CII's position is generally consistent with the view of the SEC, which in 2010 considered, but rejected, imposing such restrictions. The SEC did not believe it was necessary of appropriate to include a limitation on the use of proxy access by nominating shareowners or groups that have previously used proxy access. The SEC also found that such a limitation would not facilitate shareowners' traditional state law rights and would add unnecessary complexity.

The proposal statement is substantively the same as the last sentence. The company claims a false statement because Delaware General Corporation Law (DGCL) does not mandate proxy access and allows DE companies to include lawful limitations, to the extent a company adopts them.

However, the point is DGCL traditionally has not imposed a limit on the re-nomination of directors (proxy access or otherwise). That is, Delaware does not require a voting threshold for re-nominations. For example, a company, using a plurality voting standard, could re-nominate a director even if only 10% of shares voting were voted "For" the director in a prior election. The statement included in the Proposal is true.

Section IIC, the company contends that an external standard is referenced without providing sufficient guidance or context.

"The staff consistently has permitted exclusion of proposals that **rely** on an external standard..." (emphasis added). However, the Proposal in no way relies on CII's Best Practices as an external standard.

The Proposal itself is self-contained, while providing directors the freedom that comes with any precatory proposal. Stockholders have no need to read CII's Practices to understand what they are voting on. It is cited simply as a reference, for those wanting further information concerning what one influential group sees as best practices regarding proxy access.

Section IID, the company contends the Proposal materially misrepresents the company's Stockholder base.

The company objects to the phrase 'under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria...' The company leaves off the end, 'at most companies examined by the Council of Institutional Investors.'

The statement cannot materially misrepresent the company's stockholder base because it not a statement about that base but of companies examined by CII, as clearly stated in that portion of the sentence conveniently left off by the company.

Even supposing the statement was about the company's stockholder base and even if the statement did include public pension funds outside the United States, the company presents no evidence to counter any possible inference from the statement. Rule 14a-8(g) places the evidentiary burden on the company and the company has provided no facts to counter the proposal statement.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Zafar Hasan <zafar.hasan@aes.com>

[AES – Rule 14a-8 Proposal, October 21, 2016 | Revised November 6, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Enhancement

RESOLVED: Stockholders ask our board to revise bylaw Section 9.02 and any associated governing documents as follows:

1. The number of Stockholder Nominees eligible to appear in proxy materials shall be 25% of the directors then serving or two, whichever is greater.
2. No limitation shall be placed on the number of stockholders who can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.
3. No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Widespread shareholder proxy access at US companies would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* <http://www.cfainstitute.org/learning/products/publications/ccb/Pages/ccb.v2014.n9.1.aspx?WPID=BrowseProducts>.

Although our board is to be commended for adopting a proxy access bylaw, it still contains unnecessary provisions that significantly impair the ability of shareholders to use it. Adoption of the enhancement in this proposal would largely remedy that situation by bringing our company's Bylaws more closely in alignment with the Council of Institutional Investors Best Practices.

Please vote to enhance shareholder value:

Shareholder Proxy Access Enhancement – Proposal [4]

[The above line is for publication.]

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

December 7, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
AES Corp (AES)
Proxy Access Enhancement
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 2, 2016 no-action request.

The ownership sentence in the attached broker letter states at the beginning that Mr. Chevedden has continuously owned certain stocks. The next part of the sentence provides information on the 3 stocks. Then the concluding part of the sentence states since July 1, 2015.

There is no rule that a proponent needs to submit 2 broker letters if he timely revises the original proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Zafar Hasan <zafar.hasan@aes.com>

Personal Investing

PO BOX 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

November 10, 2016

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 300 shares of Goodyear Tire and Rubber Co. (CUSIP: 382550101, trading symbol: GT), no fewer than 250 shares of AES Corp. (CUSIP: 00130H105, trading symbol: AES) and no fewer than 100 shares of PPG Industries Inc. (CUSIP: 693506107, trading symbol: PPG) since July 1, 2015. This letter is also confirmation that as of the date of the letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Lennar Corp. (CUSIP: 526057104, trading symbol: LEN) since October 5, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Eastern Time (Monday through Friday) and entering my extension 15007 when prompted.

Sincerely,



Brian Arden
High Net Worth Operations

Our File: W834503-09NOV16

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

December 4, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
AES Corp (AES)
Proxy Access Enhancement
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 2, 2016 no-action request.

The company has a contrarian view of the broker letter format. This same format was used for dozens of 2016 proposals and the letter format did not trigger a single no action request. A 2016 example is attached (JPM) – where a company went for a no action request on a proposal that used the same broker letter format but had no objection to the broker letter. In other words the author of the JPM no action request, Martin P. Dunn, a former Securities and Exchange Commission Staff attorney, did not cite Rule 14a-8(b) or Rule 14a-8(f)(1) in his no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc:
Zafar Hasan <zafar.hasan@aes.com>



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2016

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2016

Dear Mr. Dunn:

This is in response to your letter dated January 14, 2016 concerning the shareholder proposal submitted to JPMorgan Chase by John Chevedden. We also have received a letter from the proponent dated January 27, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2016

The proposal urges the board to conduct a study of the company's derivatives activities, addressing how these operations are funded within the various holding company affiliates, supervision by various government regulators (both domestic and foreign), and how they affect the risk profile and culture of the bank, and report to shareholders.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that the proposal relates to the company's products and services. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

Personal Investing

P.O. Box 770001
Covington, KY 45277-0045

Fidelity INVESTMENTS

December 14, 2015

John R. Chevedden
Via facsimile to: FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Southern Company (CUSIP: 842587107, trading symbol: SO), no fewer than 50 shares of UnitedHealth Group (CUSIP: 91324P102, trading symbol: UNH), no fewer than 100 shares of JP Morgan Chase and Company (CUSIP: 46625H100, trading symbol: JPM) and no fewer than 100 shares of Amphenol Corp. (CUSIP: 032095101, trading symbol: APH) since November 1, 2014.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,



George Stasinopoulos
Client Services Specialist

Our File: W177627-14DEC15

Personal Investing PO BOX 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

November 10, 2016

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 300 shares of Goodyear Tire and Rubber Co. (CUSIP: 382550101, trading symbol: GT), no fewer than 250 shares of AES Corp. (CUSIP: 00130H105, trading symbol: AES) and no fewer than 100 shares of PPG Industries Inc. (CUSIP: 693506107, trading symbol: PPG) since July 1, 2015. This letter is also confirmation that as of the date of the letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Lennar Corp. (CUSIP: 526057104, trading symbol: LEN) since October 5, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Eastern Time (Monday through Friday) and entering my extension 15007 when prompted.

Sincerely,



Brian Arden
High Net Worth Operations

Our File: W834503-09NOV16


AES
we are the energy

Zafar A. Hasan
Vice President and Chief Corporate Counsel

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
tel 1 703 682 1110
zafar.hasan@aes.com
www.aes.com

December 2, 2016

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *The AES Corporation*
Omission of Stockholder Proposal of John Chevedden
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is to inform you that The AES Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received by the Company from Mr. John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), we have:

- filed this letter with the U.S. Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) under the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of such correspondence should be furnished concurrently to the undersigned, on behalf of the Company, pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

Proposal [4] – Shareholder Proxy Access Enhancement

RESOLVED: Stockholders ask our board to revise bylaw Section 9.02 and any associated governing documents as follows:

1. The number of Stockholder Nominees eligible to appear in proxy materials shall be 25% of the directors then serving or two, whichever is greater.
2. No limitation shall be placed on the number of stockholders who can aggregate their shares to achieve the 3% “Required Shares,” outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.
3. No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Widespread shareholder proxy access at US companies would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* <http://www.cfainstitute.org/learning/products/publications/ccb/Pages/ccb.v2014.n9.1.aspx?WPID=BrowseProducts>.

Although our board is to be commended for adopting a proxy access bylaw, it still contains unnecessary provisions that significantly impair the ability of shareholders to use it. Adoption of the enhancement in this proposal would largely remedy that situation by bringing our company’s Bylaws more closely in alignment with the Council of Institutional Investors Best Practices.

Please vote to enhance shareholder value:

Shareholder Proxy Access Enhancement — Proposal [4]

A copy of the Proposal[1] is attached to this letter as Exhibit A.

[1] The Proposal originally was submitted to the Company by electronic mail on Friday, October 21, 2016. A revised form of the Proposal was submitted to the Company by electronic mail on Sunday, November 6, 2016 and reflected one corrected typographical error. The November 6, 2016 form of the Proposal is the subject of this no-action request; both the original and revised versions of the Proposal are included in Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(b) and (f)(1), because the Proponent has failed to provide the requisite proof of ownership in response to the Company's proper request for that information; and

- Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and contains materially false and misleading statements.

BACKGROUND

The Proponent submitted a copy of the Proposal via electronic mail to the Company on October 21, 2016. The Proponent's submission contained certain deficiencies, including the failure to provide verification of the Proponent's continuous ownership of the requisite number of the Company's shares for at least one year as of the date the Proponent submitted the Proposal, as required by Rule 14a-8(b).

On November 1, 2016, within 14 days of the Company's receipt of the Proposal, the Company sent to the Proponent via Federal Express and electronic mail (in accordance with and as directed by the Proponent's cover letter to the Proposal) a notification of certain procedural deficiencies with respect to the Proposal (the "Deficiency Letter"). The Deficiency Letter stated that (i) the Proponent had failed to provide written evidence of his ownership of Company stock as required by Rule 14a-8(b) and (ii) the Proposal violated Rule 14a-8(c) because the Proposal constituted multiple proposals. The Deficiency Letter (i) requested that the Proponent remedy these deficiencies within 14 calendar days and (ii) included copies of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F") and Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"). A copy of the Deficiency Letter is attached hereto as Exhibit B. The Deficiency Letter was delivered to the Proponent on November 2, 2016. See Exhibit C.

On November 6, 2016, the Proponent submitted a revised version of the Proposal to the Company via electronic mail. This revised version of the Proposal was identical to the original Proposal, except that it corrected one typographical error contained in the original Proposal that was submitted to the Company.[2]

By electronic mail dated November 10, 2016, the Proponent submitted a letter from Fidelity Investments, dated November 10, 2016 (the "Fidelity Letter"). The Fidelity Letter is attached hereto as Exhibit D. The 14-day deadline to respond to the Deficiency Letter expired on November 16, 2016.

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[2] Specifically, the Proposal that was originally submitted to the Company on October 21, 2016 contained a misspelling of the word "unnecessary." The revised Proposal that was submitted to the Company on November 6, 2016 corrected this typographical error.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Ownership of the Company's Shares.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if a proponent fails to provide evidence of eligibility under Rule 14a-8, including complying with the share ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required timeframe. The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to establish his eligibility to submit the Proposal, despite the Company's timely notice of the Proposal's procedural deficiencies. Specifically, the Proponent has failed to demonstrate that he has continuously owned the required number of Company shares for the one-year period prior to and including the date that the Proposal was submitted to the Company, as required by Rule 14a-8(b).

Rule 14-8(b)(1) provides, in part, that "[i]n order to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which may be done by one of two ways provided for in Rule 14a-8(b)(2). SLB 14, C.1.c.

SLB 14G provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1), stating that the Staff will not concur in the exclusion of a proposal under Rule 14a-8(b) and Rule 14a-8(f) unless the company provides a notice of defect that (i) "identifies the specific date on which the proposal was submitted" and (ii) requires verification of "continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect." SLB 14G, C. The Company satisfied its obligations under Rule 14a-8 and SLB 14G by transmitting to the Proponent in a timely manner the Deficiency Letter, which set forth the information listed above, attached copies of Rule 14a-8, SLB 14F and SLB 14G, identified the specific date on which the Proposal was submitted, and provided the explanation required under SLB 14G.

In turn, where a company has sent a proper notice of deficiency to a proponent (as the Company has done in this case), the Staff also has provided guidance to proponents as to the manner in which proponents should provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). As the Staff previously has indicated, the "requirements of Rule 14a-8(b) are highly prescriptive." SLB 14F, C. As such, the Staff has provided stockholder proponents with a format for demonstrating how to satisfy the requirements of Rule 14a-8(b), which is to provide a record holder verification dated as of the proposal's submission date and a statement from the stockholder's broker or bank that:

> As of [<u>date the proposal is submitted</u>], [name of shareholder] <u>held, and has held continuously for at least one year</u>, [number of securities] shares of [<u>company name</u>] [class of securities].

SLB 14F, C, emphasis added.

While footnote 11 of SLB 14F states that the foregoing format is precatory, it nonetheless underscores the importance of proponents citing to the specific date that a proposal was submitted, the company name, and the one year share ownership period to ensure compliance with the "highly prescriptive" requirements of Rule 14a-8(b). Previously, the Staff has concurred in the exclusion of a proposal where the proponent failed to provide sufficient documentary support that clearly demonstrated that the ownership requirement was satisfied as of the specific date that a proposal was submitted. For example, in *Marathon Petroleum Corp.* (Jan. 30, 2014), the proponent submitted its proposal on November 8, 2013 and provided proof of ownership in a letter from its broker dated November 13, 2013 that stated the proponent had held the requisite amount of stock "continuously for at least one year prior to the date of submission of the shareholder proposal." The Staff concurred in the exclusion of the proposal because the broker letter, even though dated after the date the proposal was submitted, did not confirm ownership as of the specific date that the proposal was submitted. In *Cliffs Natural Resources Inc.* (Jan. 30, 2014), the Staff permitted exclusion of a proposal for a submission in which the proponent's broker letter failed to address the specific date upon which the proponent submitted the proposal to the company. Additionally, the Staff consistently has granted no-action relief where a proponent has failed to supply documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period as required by Rule 14a-8(b). *See*, *e.g., Verizon Communications Inc.* (Dec. 23, 2009).

The Fidelity Letter provided by the Proponent, which addresses the Proponent's share ownership at several companies, fails to confirm continuous ownership of Company stock since it does not provide a date from which the Proponent has held shares of Company stock. Instead, the Fidelity Letter only addresses a date from which the Proponent has continuously owned shares of another company, PPG Industries Inc. ("PPG"). The Fidelity Letter reads in relevant part as follows (emphasis added):

> Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 300 shares of Goodyear Tire and Rubber Co. (CUSIP: 382550101, trading symbol: GT), no fewer than 250 shares of AES Corp, (CUSIP: 00130H105, trading symbol: AES) and no fewer than 100 shares of PPG Industries Inc. (CUSIP: 693506107, trading symbol: PPG) since July 1, 2015.

The Fidelity Letter is clear only as to the date – July 1, 2015 – from which the Proponent has held shares of PPG and is silent as to the dates from which the Proponent has held shares of the other companies listed therein, including the Company. The Fidelity Letter does not state that, in the case of *each company* listed therein, the applicable shares of such company were held since July 1, 2015. Therefore, the Fidelity Letter does not comply with the Company's explicit instruction in the Deficiency Letter for proof of ownership stating that "[Mr. Chevedden's] continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 21, 2016, the date the [Proposal] was submitted to the Company."

Furthermore, the Fidelity Letter is dated as of November 10, 2016, which is the date that the revised Proposal was submitted to the Company. In SLB 14F, the Staff clarified that to the extent a stockholder submits a revised proposal, he or she "…must prove ownership as of the date the original proposal is submitted." SLB 14F, D.3. Accordingly, the Proponent was required to prove ownership as of October

21, 2016, the date the original Proposal was submitted to the Company, and to verify continuous ownership for the one-year period preceding and including this date (*i.e.*, October 21, 2015 through October 21, 2016), as clearly stated in the Deficiency Letter. The Fidelity Letter does not satisfy the requirements of Rule 14a-8(b) because it fails to verify that the Proponent has continuously owned shares for at least one year from the date that the Proponent submitted the Proposal to the Company by (i) speaking to a date other than the date the Proposal was submitted to the Company and (ii) failing to provide the date from which the Proponent has held shares of the Company, thus rendering it impossible to determine how long, if at all, the Proponent has held Company shares.

The evidence of ownership offered by the Proponent addresses neither the date that the Proposal was submitted to the Company, nor provides a clear date from which the Proponent has continuously held shares of Company stock. The requirements of Rule 14a-8(b) have not been met, and the Proposal should be excluded from the Company's 2017 Proxy Materials.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading and Contains False and Misleading Statements.

If the Staff does not concur with the Company that the Proposal is excludable pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1), the Company nonetheless believes that it may properly exclude the Proposal from the 2017 Proxy Materials under Rule 14a-8(i)(3), which permits the exclusion of a proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has taken the position that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if the proposal is so vague and indefinite "…that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B, (Sept. 15, 2004) ("SLB 14B"), B.1 and B.4. The Staff has stated that a proposal is impermissibly vague and indefinite where it is open to multiple interpretations such that "neither shareholders voting on the proposal nor the [c]ompany in implementing the proposal, if adopted, would be able to determine with reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). The Staff also has stated that a proposal may be excluded pursuant to Rule 14a-8(i)(3) where a company demonstrates that factual statements in the proposal or supporting statement are materially false and misleading. *See* SLB 14, B.4 and *Ferro Corporation* (Mar. 17, 2015).

The Proposal is vague, indefinite and misleading and contains materially false and misleading statements for the following reasons, as described in detail below:

- the three elements of the Proposal contain statements that (i) are subject to multiple and potentially conflicting interpretations and (ii) are irreconcilable with other provisions of the Company's By-Laws, as amended and restated on November 25, 2015 (the "By-Laws");

- the Proposal contains false and misleading statements pertaining to Delaware law;

- the Proposal refers to an external standard without providing appropriate context or adequate information for the Company and its stockholders to understand how to implement such standard; and

- the Proposal materially misrepresents the Company's stockholder base.

Therefore, the Company requests that the Staff concur in its belief that the Proposal may be excluded from the 2017 Proxy Materials in its entirety.

A. The Proposal is Vague, Ambiguous and Subject to Multiple Interpretations (Such That it Cannot Be Implemented) and is Materially Misleading.

At a meeting of the Board of Directors (the "Board") of the Company on November 25, 2015, the Board adopted "proxy access" amendments to the By-Laws, effective on such date. The By-Laws were filed with the Commission as an exhibit to the Company's Current Report on Form 8-K/A on December 2, 2015 and are attached hereto as Exhibit E.

The terms of the three elements of the Proposal are vague and indefinite for the following reasons, each as further described below.

- *First Element*. It is unclear whether the Proposal seeks to modify, or eliminate, the eligibility and procedural requirements relating to proxy access "Stockholder Nominees" (as defined in the By-Laws) that are explicitly set forth in the By-Laws, or to modify the annual meeting cap on the number of board seats available for proxy access Stockholder Nominees.

- *Second Element*. It is unclear whether the proposed amendments to the By-Laws seek to modify, or eliminate, the requirements in the By-Laws applicable to: (i) the number of stockholders who may act as a group or (ii) the types of Company stockholders who may aggregate their shares to validly nominate a proxy access nominee.

- *Third Element*. It is unclear the extent to which the proposed amendments to the By-Laws seek to modify, or eliminate, the limitations and requirements set forth in the By-Laws applicable to the re-nomination of Stockholder Nominees and/or other nominees.

First Element of the Proposal. The first element of the Proposal requests that the By-Laws be amended as follows:

> [t]he number of Stockholder Nominees eligible to appear in proxy materials shall be 25% of the directors then serving or two, whichever is greater.

Emphasis added.

As further described below, the Proposal is vague and indefinite because the Proposal is subject to multiple interpretations. Specifically, the phrase, "[t]he number of Stockholder Nominees eligible…shall be" (emphasis added) is confusing because it is not clear whether the Proposal seeks to:

- modify the maximum "number"[3] of "Stockholder Nominees" (as defined in the By-Laws) who may be (as opposed to "shall be," as indicated in the Proposal) included in the Company's proxy materials for an annual meeting of stockholders;

- revise the By-Laws such that any two nominees by stockholders (or nominees by stockholders representing 25% of the Board, whichever is greater) "shall be" "eligible" to be included in the Company's proxy materials for an annual meeting of stockholders, regardless of whether such nominees meet the eligibility or procedural requirements provided in the By-Laws; or

- amend, or eliminate, the term "Stockholder Nominees," as defined in the By-Laws and specifically referenced in the Proposal, to expand the types of nominees who are "eligible" to be Stockholder Nominees.

One interpretation of the Proposal is that it seeks to create a new limit on the maximum number of Board seats that are available for proxy access. As further described below, the references to the defined term "Stockholder Nominee," the reference to eligibility, and the phrase "shall be" call this interpretation into question.

A second, equally plausible interpretation of the Proposal is that it seeks to amend the By-Laws so that any two nominees by stockholders (or such nominees representing 25% of the Board, whichever is greater) "shall be" "eligible" for nomination as a Stockholder Nominee, regardless of the eligibility and/or procedural safeguards embedded in the term "Stockholder Nominee," as defined in the By-Laws and specifically referenced in the Proposal (i.e., that any proxy access nominees could be included in the proxy materials as long as the number of such nominees is less than 25% of the directors then serving or two, whichever is greater). For example, suppose a stockholder nominated a current AES executive as a proxy access nominee. The current By-Laws have eligibility and other safeguards that prohibit an AES executive from being designated as a "Stockholder Nominee," because the By-Laws require a "Stockholder Nominee" to be independent.[4] However, the Proposal could be interpreted to mean that the By-Laws should be amended so that this eligibility requirement (and other criteria) applicable to the definition of "Stockholder Nominee" would be waived. In this interpretation, the first two proxy access nominees (or a number representing 25% of the Board, whichever is greater) "shall be" treated as "eligible," without regard to the definition of Stockholder Nominee (and related criteria for qualification as such) currently set forth in the By-Laws.

Additionally, this element of the Proposal uses the defined term "Stockholder Nominee," which suggests that the Proponent understands this defined term as set forth in the By-Laws, including the fact that it includes numerous specific eligibility and procedural requirements that must be met for a Stockholder Nominee to qualify to appear in the Company's proxy materials.

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[3] Section 9.02(K) of the By-Laws generally limits proxy access Stockholder Nominees to 20% of the Board for an annual meeting of stockholders.

[4] Section 9.02(J) of the By-Laws provides that "…a nomination shall be disregarded and no vote on such Stockholder Nominee will occur…if…the Stockholder Nominee…is not independent under any applicable listing standards, any applicable rules of the [Commission], and any publicly disclosed standards used by the Board of Directors…."

In the By-Laws, "Stockholder Nominee" is defined in Section 9.02(A) as "…a nominee for election to the Board of Directors submitted pursuant to this Section 9.02." The By-Laws state that the Company will include a Stockholder Nominee in its proxy materials if:

> (1) the Stockholder Nominee satisfies the <u>eligibility</u> requirements [of] Section 9.02,
>
> (2) the Stockholder Nominee is identified in a timely notice (the "Stockholder Notice") that satisfies…Section 9.02 and is delivered by a stockholder that qualifies as, or is acting on behalf of, an Eligible Stockholder (as defined [in the By-Laws]),
>
> (3) the Eligible Stockholder expressly elects at the time of the delivery of the Stockholder Notice to have the Stockholder Nominee included in the [Company's] proxy materials, <u>and</u>
>
> (4) the additional requirements of [the] By-Laws are met.

By-Laws, Section 9.02(A), emphasis added.

The use of the phrase "Stockholder Nominees eligible" raises a third, equally plausible interpretation of the Proposal – that the Proponent is seeking to modify the requirements and circumstances under which a Stockholder Nominee would qualify to appear as a nominee in the Company's proxy materials because of the use of the word "eligible" in the Proposal without any further reference to the numerous other requirements that are set forth in the By-Laws, including in Section 9.02(A)(2) through (4). As noted above, the use of the defined term by the Proponent was deliberate and indicates an understanding that the terms used in the By-Laws have specific meaning and are critical to an understanding of the proxy access rights provided thereunder to the Company's stockholders. However, it is unclear whether the Proponent is proposing to modify these requirements, as the Proponent's use of the word "eligible" suggests that amendments should be made to the requirements currently applicable to "Stockholder Nominees."

With this element of the Proposal, there are three distinct but equally fair interpretations of the Proposal. The Company cannot determine whether the Proposal is requesting amendments to the maximum number of proxy access nominees that may be included in the Company's proxy materials for an annual meeting of its stockholders that qualify as "Stockholder Nominees" as currently defined in the By-Laws, <u>or</u> whether the Proposal is seeking to allow for any proxy access nominee to be included if the total number of nominees submitted for an annual meeting of stockholders does not exceed 25% of the directors then serving or two, whichever is greater, <u>or</u> to amend, or eliminate, the numerous requirements applicable to "Stockholder Nominees," as currently provided in the By-Laws, and what modifications, if any, are sought. For this reason, the Company believes that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. *See* SLB 14B, B.4.

Second Element of the Proposal. This portion of the Proposal requests that the By-Laws be revised such that:

> [n]o limitation shall be placed on the number of stockholders who can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors.

As further described below, this portion of the Proposal is vague and indefinite, since it is unclear whether the Proposal seeks:

- "[n]o limitation" on the number of "Eligible Stockholders" (as defined in the By-Laws) who may aggregate their shares to include a nominee in the Company's proxy materials for an annual meeting of stockholders; or

- "[n]o limitation" on the types of stockholders or shares which may be aggregated as "Required Shares," as set forth in the By-Laws and specifically referenced in the Proposal, to include proxy access nominees.

The Proposal lacks clarity as to what By-Law amendments are sought with this element of the Proposal. One interpretation is that it seeks to amend the By-Laws so that "[n]o limitation" is included on the size of the Eligible Stockholder group that may aggregate shares and submit a proxy access nominee. Another, equally plausible interpretation is that the Proposal seeks to amend the defined term "Required Shares," such that there is "[n]o limitation" on the types of stockholders and the shares that they own, for purposes of aggregating their respective holdings of Company stock to submit a proxy access nominee. The latter interpretation is supported by the use of the phrase "Required Shares" in the Proposal, which is defined in Section 9.02(B) of the By-Laws. In that provision, the By-Laws address not only the definition of "Required Shares," but also specify the type of "stockholders who can aggregate their shares" and provides a definition of such a stockholder, an Eligible Stockholder. The By-Laws state that:

> [t]o qualify as an "Eligible Stockholder," a stockholder or a group as described in this Section 9.02(B) must:
>
> (1) Own and have Owned (as defined [in the By-Laws]), continuously for at least three years as of the date of the Stockholder Notice [(as defined in the By-Laws)], a number of shares (as adjusted for any stock splits, stock dividends, or similar events) that represents at least three percent (3%) of the outstanding shares of the Corporation that are entitled to vote in the election of directors as of the date of the Stockholder Notice (the "Required Shares"), and
>
> (2) thereafter continue to Own the Required Shares through such annual meeting of stockholders.

By-Laws, Section 9.02(B). The fact that the Proposal uses the term "Required Shares" from the By-Laws suggests that the Proponent understands the defined term. However, the "[n]o limitation" phrase makes it unclear as to whether the Proposal is seeking to modify, eliminate or replace the term "Required Shares" in the By-Laws, which term includes specific requirements and other terms that are central to determining which "stockholders" and "shares" may be aggregated for purposes of exercising the proxy access right.[5] The Proponent's potential intent to modify the "Required Shares" definition is further indicated by the Proposal's inclusion of part of the "Required Shares" definition in the Proposal (i.e., "3% 'Required Shares,' outstanding shares of the Company entitled to vote in the election of directors"). This interpretation is further supported by the language in the Proposal seeking to amend "bylaw Section 9.02 and any other associated governing documents." In this regard, the definition of "Own" (which, as described above, has a central meaning to the term "Required Shares") is contained not in Section 9.02, but rather in Section 2.04(F) of the By-Laws, which raises another question regarding the breadth of the proposed By-Law amendments.

Since the Proponent has used the defined term "Required Shares" in the Proposal, but has ignored the defined terms of "Eligible Stockholder" and "Own," the Proponent has created another question as to the meaning and intent of the second element of the Proposal:

- is it solely meant to remove a limit on the number of Eligible Stockholders who may aggregate their shares, based on the current requirements as set forth in Section 9.02(B) of the By-Laws; or

- is it requesting additional changes to the By-Laws such that any stockholder of the Company (whether or not such stockholder is deemed an "Eligible Stockholder" which "Owns" qualifying shares pursuant to the current requirements of the By-Laws) may aggregate his or her shares to achieve the at least three percent ownership threshold set forth in the By-Laws?

Thus, the Proponent has made it manifestly unclear what actions or measures this part of the Proposal is seeking. Specifically, by seeking "[n]o limitation" on "the number of stockholders who may aggregate their shares," without addressing or acknowledging the By-Laws' prescriptive requirements as to the qualifications of stockholders who may aggregate their shares (*i.e.*, the definition of "Eligible Stockholder"), related qualifications applicable to the shares (*i.e.*, the definition of "Own"), and the other requirements applicable to Eligible Stockholders, the Company and its stockholders cannot discern the meaning of the Proposal and how (and the degree to which) it may be implemented.

These ambiguities in the second element of the Proposal make the Proposal so vague and indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. *See* SLB 14B, B.4.

Third Element of the Proposal. The third element of the Proposal requests that:

> [n]o limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election.

The above statement is vague and indefinite, as it is unclear whether the Proposal is seeking:

[5] Section 9.02(B) of the By-Laws places a limit on the number of stockholders who may aggregate their shares, stating, in relevant part, that "[f]or purposes of satisfying the ownership requirements of this Section 9.02(B), a group of no more than twenty stockholders and/or beneficial owners may aggregate the number of shares of capital stock that each group member Owns and has Owned continuously for at least three years as of the date of the Stockholder Notice."

- the removal of limitations on (i) the number of Stockholder Nominees (as defined in the current By-Laws) who may be re-nominated, (ii) the type of stockholder nominees of the Company who may be re-nominated, or (iii) both; and/or

- an amendment to a voting standard applicable to director elections that is not set forth in the By-Laws.

Section 9.02(L) of the By-Laws provides that:

> Any Stockholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but…does not receive a number of votes cast in favor of his or her election at least equal to twenty-five percent (25%) of the shares present in person or represented by proxy and entitled to vote in the election of directors, will be ineligible to be a Stockholder Nominee pursuant to this Section 9.02 for the next two annual meetings.

Emphasis added.

Based on the first element of the Proposal, it seems clear that the Proponent understands the defined term "Stockholder Nominee" in the By-Laws, but, confusingly, has chosen to use the term "shareholder nominees" with respect to this element of the Proposal. The Proponent's use of the generic term "shareholder nominees" in this portion of the Proposal, instead of the specific defined term of "Stockholder Nominees," raises the question of whether the Proponent is requesting that:

- there be no limitation on the re-nomination of any stockholder nominees, such as nominees submitted through the advance notice procedures in the By-Laws; or

- the Company retain the other requirements contained in the current form of the By-Laws as to "Stockholder Nominees," but remove the re-nomination limitations applicable to such "Stockholder Nominees?"

Furthermore, the Proposal refers to re-nomination "…based on the number or percentage of votes received in any election." Emphasis added. This language is unclear as to whether the Proposal is seeking a modification to the voting standard applicable to director elections. In this regard, the relevant portion of the By-Laws does not use a "votes received" standard which has no apparent meaning in the context of the By-Laws, but rather that of "votes cast in favor."

In light of the Proponent's alternate usage of the term "shareholder nominees" in the third element of the Proposal, as compared with his use of the defined term "Stockholder Nominees" in the first element of the Proposal and, coupled with the lack of clarity regarding the voting standard proposed by the Proponent with regard to re-nominated proxy access nominees and potentially other nominees, the intended meaning of the Proposal is ambiguous. It is therefore impossible for the Company to ensure that any action ultimately taken by the Company upon implementation of the Proposal would be in line with actions envisioned by the Company's stockholders voting on the Proposal.

As described in this Section A, the Proposal contains numerous internal inconsistencies and raises significant questions as to what (and the extent of) the amendments to the By-Laws that are being requested by the Proponent in the Proposal. The Staff has regularly concurred with the exclusion of stockholder proposals under Rule 14a-8(i)(3) where the proposals were so inherently vague and indefinite as to create a question as to the implementation of the proposals. Specifically, the Staff has regularly permitted the exclusion of proposals under Rule 14a-8(i)(3) where the meaning and application of key terms or standards under the proposal may be subject to differing or multiple interpretations, resulting in the company and stockholders being uncertain as to what actions would be required for implementation of the proposal. *See Cisco Systems, Inc.* (Oct. 7, 2016), in which a proposal provided that "[t]he board…not take any action whose primary purpose is to prevent the effectiveness of a shareholder vote without a compelling justification for such action" was excludable under Rule 14a-8(i)(3) as vague and indefinite. In *Cisco Systems*, the company noted that there were "numerous possible interpretations" of what the proposal was seeking and that the proposal "use[d] vague terms…that add further uncertainty as to the types of actions the [p]roposal seeks to prohibit and/or what actions the [p]roponent would like [the company] to take in this regard."

The Staff also has concurred in the exclusion of proposals under Rule 14a-8(i)(3) where the proposals and their key terms are so internally vague and inconsistent that neither the company, nor its stockholders, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In *United Continental Holdings, Inc.* (Mar. 6, 2014), the company noted that a proposal requesting the adoption of a bylaw that, prior to an annual meeting, the outcome of votes cast by proxy on uncontested matters not be made available to management or to the board, or used to solicit votes, contained internally inconsistent and ambiguous terms and, as such, should be excluded pursuant to Rule 14a-8(i)(3). The Staff concurred, noting the company's view that "…the proposal does not sufficiently explain when the requested bylaw would apply," and specifically that the proposal stated that "preliminary voting results would <u>not</u> be available for solicitations made for '<u>other</u> purposes,' but that they <u>would</u> be available for solicitations made for '<u>other proper</u> purposes.'" Emphasis added.

Further, the Staff has concurred that a proposal using undefined terms can be excluded under Rule 14a-8(i)(3) where the undefined terms are a central aspect of the proposal, or the proposal otherwise fails to provide necessary guidance on its implementation. *See, e.g., Dell Inc.* (Mar. 30, 2012) (where the Staff concurred in excluding a proposal that would allow stockholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy, noting that many stockholders "may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal") and *McKesson Corp.* (Apr. 17, 2013) (where the Staff concurred in excluding a proposal urging the board to adopt a policy that the board's chairman be an independent director under the New York Stock Exchange listing standards because the proposal did not provide information about the New York Stock Exchange's definition of "independent director"). Similarly, the amendments to the By-Laws proposed by the Proposal not only fail to provide clear definitions regarding critical terms, such as "shareholder nominees," but potentially suggest amendments to key terms in the By-Laws, such as "Required Shares," without explanation or specific guidance as to the intended meaning.

The By-Laws contain multiple defined terms that are central to the meaning of proxy access rights provided thereunder, including "Stockholder Nominee," Eligible Stockholder," "Own," and "Required

Shares," which the Proposal appears to be altering, confusing, or replacing by, for example, using "Stockholder Nominees" in the first element of the Proposal, "stockholders" in the second element of the Proposal, and then "shareholder nominees" in the third element of the Proposal. The defined terms in the By-Laws, and an understanding of the same, are central to the Proposal and provide when and to what extent a stockholder may avail itself of proxy access, and the requirements applicable to a qualifying Stockholder Nominee, under the By-Laws. The Proposal's inconsistent use of defined terms (and potential unclear alteration of such terms) and use of undefined, generic terms raises the question of multiple possible interpretations, such that if stockholder approval were to be obtained, it would be impossible for the Board to determine with any reasonable certainty precisely what actions or measures are necessary to implement the Proposal.

B. The Proposal Contains False and Misleading Statements Regarding Delaware Law.

The third element of the Proposal states that:

> No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. <u>Such limitations do not facilitate the shareholders' traditional state law rights</u> and add unnecessary complexity. Emphasis added.

The above language objectively implies that the re-nominating limitations contained in the By-Laws "do not facilitate [stockholders'] traditional state law rights." While the Proposal is silent as to what "state law rights" the Proponent is referring, the following facts are unassailable:

- the Company is a Delaware corporation;
- Delaware law does not mandate proxy access for stockholders of Delaware corporations; and
- Delaware specifically and explicitly permits Delaware corporations to include lawful conditions and limitations on proxy access procedures in their bylaws, to the extent a company adopts them.

Section 112 of the Delaware General Corporation Law (the "DGCL") permits (but does not require) Delaware corporations to adopt "proxy access" bylaws, such as the proxy access provisions of the By-Laws. *See* Del. Code tit. 8, § 112 (attached as <u>Exhibit F</u>). Section 112 of the DGCL also provides that, to the extent a Delaware corporation adopts "proxy access" bylaws, such bylaws may include any "lawful condition" on stockholders' access to the corporation's proxy materials. *See id.*

The statement that "[s]uch limitations do not facilitate the shareholders' traditional state law rights" is patently false, since the DGCL <u>specifically and explicitly</u> permits the Company to impose any lawful limitations on proxy access procedures, including the re-nomination and other limitations and conditions contained in Section 9.02 of the By-Laws. Thus, the language of the Proposal objectively and clearly materially misstates applicable Delaware law.

In SLB 14B, the Staff explained that a company may rely on Rule 14a-8(i)(3) for excluding a stockholder proposal where "…the company demonstrates objectively that a factual statement is materially false or misleading." SLB 14B, B.4. Applying this standard, the Staff consistently has concurred in the exclusion of an entire proposal that contains false and misleading statements that address the heart of the proposal's fundamental purpose, such as what state law rights exist, if any, regarding proxy access (of which there are none under the DGCL). In *Ferro Corporation* (Mar. 17, 2015), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of a proposal that sought to change the company's state of incorporation from Ohio to Delaware, where the company demonstrated that the proposal misstated certain provisions of Ohio and Delaware law. *See also State Street Corp.* (Mar. 1, 2005), where the Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(3) where the company demonstrated that the proposal requested stockholder action relating to state law that was not applicable to the company. In *State Street*, the company noted that "[t]he proposal represents to stockholders that they make take action under a statute that is not applicable to the [c]ompany" and that the inapplicable statutory references and related history could "…mislea[d] stockholders into believing that the measure is applicable [to the company]." Similarly, the Proponent erroneously implies here that the Company's existing proxy access By-Laws run counter to "traditional state law rights," when, in fact, Delaware law does not mandate proxy access and explicitly permits the types of limitations and conditions contained in the By-Laws. The Proposal's reference to "traditional state law rights" is based on a false premise that somehow the By-Laws run afoul of state law and, therefore, is misleading to the stockholders of the Company. Accordingly, the Company believes that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3), as the Proposal contains materially false and misleading statements regarding Delaware law in contravention of Rule 14a-9.

C. The Proposal Refers to an External Standard Without Providing Sufficient Guidance for Stockholders as to the Meaning or Context for such Standard.

The supporting statement of the Proposal states, in part, that

> [a]lthough our board is to be commended for adopting a proxy access bylaw, it still contains unnecessary provisions that significantly impair the ability of shareholders to use it. Adoption of the enhancement in this proposal would largely remedy that situation by bringing our company's Bylaws more closely <u>in alignment with the Council of Institutional Investors Best Practices</u>.

Emphasis added.

The Staff consistently has permitted exclusion of proposals that rely on an external standard for an element of the proposal, and where the proposal and supporting statement fail to adequately describe the substance of such external standard. *See, e.g., PG&E Corp.* (Mar. 7, 2008) (in which the Staff concurred in the exclusion of a proposal that requested the board appoint a lead independent director under a standard of independence "set by the Council of Institutional Investors" but did not explain such standard). The Staff also has granted no-action relief under Rule 14a-8(i)(3) for several proxy access proposals that referred to external standards without providing adequate descriptions thereof. *See*, *e.g., Chiquita Brands International, Inc.* (Mar. 7, 2012) (no-action relief granted under Rule 14a-8(i)(3) for a proposal requesting that the company's proxy statement include director nominees of stockholders satisfying the "SEC Rule 14a-8(b) eligibility requirements" without explaining what those eligibility requirements were).

D. The Proposal Materially Misrepresents the Company's Current Stockholder Base.

The second element of the Proposal states that, with respect to the number of Company stockholders who may aggregate their shares to include a director nominee in the Company's proxy materials, "[u]nder current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria…." A plain English reading of this statement implies that the 20 largest public pension funds are stockholders of the Company. It is unclear to the Company what action is to be taken with respect to this statement. Furthermore, it is not apparent what the Proponent means by the "20 largest public pension funds" – *i.e.,* whether this group is limited to pension funds in the United States or includes pension funds in Canada and elsewhere in the world.

In SLB 14B, the Staff stated that a stockholder proposal or supporting statement may be excluded in whole or in part where a "company demonstrates objectively that a factual statement is materially false or misleading," or "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." SLB 14B, B.4. The Company believes that the statements identified above fall within these circumstances identified by the Staff in SLB 14B and requests that the Staff concur with the Company's view that the Proposal be excluded in its entirety since it (i) is so vague and indefinite as to be inherently misleading and (ii) contains materially false and misleading statements contrary to Rule 14a-9.

E. Revision Permitted Only in Limited Circumstances.

While the Staff sometimes permits stockholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for proposals that comply generally with substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily. SLB 14B, B.2. As the Staff noted in SLB 14B:

> Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement would require detailed and extensive editing to bring it into compliance with the proxy rules.

Emphasis added; *see also* SLB 14, E ("when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading").

As evidenced by the number of misleading, vague and indefinite parts of the Proposal and its supporting statement discussed above, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3). The Staff reached the same conclusion in *Staples, Inc.* (March 5, 2012), where the Staff disregarded the Proponent's request that it be allowed to revise the proposal.


AES
we are the energy

CONCLUSION

Based on the foregoing analyses, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(b), Rule 14a-8(f)(1) and Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at zafar.hasan@aes.com. If you have any questions with respect to the foregoing, please contact the undersigned at (703) 682-1110.

Sincerely,

Zafar Hasan
Vice-President and Chief Corporate Counsel
The AES Corporation

Enclosures

cc: John R. Chevedden

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brian A. Miller
Secretary
AES Corp (AES)
4300 Wilson Boulevard
Suite 1100
Arlington, VA 22203
PH: 703-522-1315

Dear Mr. Miller,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 21, 2016
Date

cc: Zafar Hasan <zafar.hasan@aes.com>
Assistant General Counsel
PH: 703-682-1110
Megan Campbell <megan.campbell@aes.com>
Ahmed Pasha <ahmed.pasha@aes.com>

[AES – Rule 14a-8 Proposal, October 21, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Enhancement

RESOLVED: Stockholders ask our board to revise bylaw Section 9.02 and any associated governing documents as follows:

1. The number of Stockholder Nominees eligible to appear in proxy materials shall be 25% of the directors then serving or two, whichever is greater.
2. No limitation shall be placed on the number of stockholders who can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.
3. No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Widespread shareholder proxy access at US companies would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* <http://www.cfainstitute.org/learning/products/publications/ccb/Pages/ccb.v2014.n9.1.aspx?WPID=BrowseProducts>.

Although our board is to be commended for adopting a proxy access bylaw, it still contains unnecesssary provisions that significantly impair the ability of shareholders to use it. Adoption of the enhancement in this proposal would largely remedy that situation by bringing our company's Bylaws more closely in alignment with the Council of Institutional Investors Best Practices.

Please vote to enhance shareholder value:

Shareholder Proxy Access Enhancement – Proposal [4]

[The above line is for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Brian A. Miller
Secretary
AES Corp (AES)
4300 Wilson Boulevard
Suite 1100
Arlington, VA 22203
PH: 703-522-1315

REVISED NOV. 6, 2016

Dear Mr. Miller,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 21, 2016
Date

cc: Zafar Hasan <zafar.hasan@aes.com>
Assistant General Counsel
PH: 703-682-1110
Megan Campbell <megan.campbell@aes.com>
Ahmed Pasha <ahmed.pasha@aes.com>

[AES – Rule 14a-8 Proposal, October 21, 2016 | Revised November 6, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Enhancement

RESOLVED: Stockholders ask our board to revise bylaw Section 9.02 and any associated governing documents as follows:

1. The number of Stockholder Nominees eligible to appear in proxy materials shall be 25% of the directors then serving or two, whichever is greater.
2. No limitation shall be placed on the number of stockholders who can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of the Company entitled to vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.
3. No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Widespread shareholder proxy access at US companies would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* <http://www.cfainstitute.org/learning/products/publications/ccb/Pages/ccb.v2014.n9.1.aspx?WPID=BrowseProducts>.

Although our board is to be commended for adopting a proxy access bylaw, it still contains unnecessary provisions that significantly impair the ability of shareholders to use it. Adoption of the enhancement in this proposal would largely remedy that situation by bringing our company's Bylaws more closely in alignment with the Council of Institutional Investors Best Practices.

Please vote to enhance shareholder value:

Shareholder Proxy Access Enhancement – Proposal [4]

[The above line is for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B



Zafar A. Hasan
Vice President and
Chief Corporate Counsel
Legal

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
tel 1 703 682 1110
zafar.hasan@aes.com
www.aes.com

November 1, 2016

<u>VIA ELECTRONIC MAIL</u>
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of The AES Corporation (the "Company"), which received on October 21, 2016, the stockholder proposals that you submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Submission").

The Submission contains certain procedural deficiencies, as set forth below, which SEC regulations require us to bring to your attention. Unless these deficiencies can be remedied in the appropriate timeframe required under SEC rules, the Company will be entitled to exclude the Submission from its proxy materials for the 2017 Annual Meeting of Stockholders.

<u>Multiple Proposals Submitted in Contravention of Rule 14a-8(c)</u>

Rule 14a-8(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. We believe that the Submission contains more than one stockholder proposal, as paragraphs one, two, and three of the Submission relate to separate and distinct topics and, as such, constitute three separate and distinct proposals. To remedy this deficiency, you must revise the Submission to indicate which single proposal you would like to submit, and which two proposals you would like to withdraw.

<u>Proof of Ownership under Rule 14a-8(b)</u>

Rule 14a-8(b) of the Exchange Act provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are a record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Submission was submitted to, and received by, the Company.


AES
we are the energy

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 21, 2016, the date the Submission was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 21, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate your ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), or an affiliate thereof. Under SEC Staff Legal Bulletin Nos. 14F and 14G, only DTC participants, or affiliates of DTC participants, are viewed as record holders of securities. You can confirm whether your broker or bank is a DTC participant or an affiliate of a DTC participant by asking your broker or bank or, in the case of DTC participants, by checking DTC's participant list, which is available at http://www.dtcc.com/client-center/dtc-directories. In these situations, stockholders need to obtain proof of ownership from the DTC participant or an affiliate of a DTC participant through which the securities are held, as follows:

(1) If the broker or bank is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from the broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 21, 2016.

(2) If the broker or bank is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 21, 2016. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through your account


AES
we are the energy

statements, because the clearing broker identified on the account statements generally will be a DTC participant or an affiliate of a DTC participant. If the DTC participant or affiliate of a DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 21, 2016, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership; and (ii) the other from the DTC participant or affiliate of a DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The AES Corporation, 4300 Wilson Boulevard, Arlington, VA 22203 and zafar.hasan@aes.com.

If you have any questions with respect to the foregoing, please contact me at (703) 682-1110. For your reference, I am enclosing copies of Rule 14a-8 and Staff Legal Bulletin Nos. 14F and 14G.

Sincerely,

Zafar Hasan
Vice-President and Chief Corporate Counsel

Enclosures

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A–7 When providing the information required by § 240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a–8 and provide you with a copy under Question 10 below, § 240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a–9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n–101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

Pages 47 through 48 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit D

Personal Investing PO BOX 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

November 10, 2016

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 300 shares of Goodyear Tire and Rubber Co. (CUSIP: 382550101, trading symbol: GT), no fewer than 250 shares of AES Corp. (CUSIP: 00130H105, trading symbol: AES) and no fewer than 100 shares of PPG Industries Inc. (CUSIP: 693506107, trading symbol: PPG) since July 1, 2015. This letter is also confirmation that as of the date of the letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Lennar Corp. (CUSIP: 526057104, trading symbol: LEN) since October 5, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Eastern Time (Monday through Friday) and entering my extension 15007 when prompted.

Sincerely,



Brian Arden
High Net Worth Operations

Our File: W834503-09NOV16

Exhibit E

As Filed on Form 8-K/A on December 2, 2015

AMENDED AND RESTATED BY-LAWS

OF

THE AES CORPORATION

ARTICLE I
OFFICES

Section 1.01 The registered office shall be at 2711 Centerville Road in the City of Wilmington in the State of Delaware.

Section 1.02 The Corporation may also have offices and places of business at such other places, within or without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 2.01 All meetings of stockholders shall be held at such time and place within or without the State of Delaware as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors) as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2.02 Annual meetings of stockholders shall be held on the first Friday of June of each year, if not a legal holiday, and if a legal holiday, then on the next succeeding business day not a legal holiday, or at such other date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. At the annual meeting, the stockholders shall elect a Board of Directors, and transact any other business as may properly come before the meeting, notice of which was given in the notice of the meeting.

Section 2.03 The Secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 2.04 (A) Special meetings of the stockholders, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be held at such place as may from time to time be designated by the Board of Directors and (1) may be called by the Chairman of the Board, the President or by resolution adopted by a majority of the entire Board of Directors or (2) shall be called by the Chairman of the Board or the Secretary at the written request of one or more stockholders of record that at the time a request is delivered Own (as defined below) or who are acting on behalf of one or more stockholders or beneficial owners who Own (as defined below) shares representing at least twenty-five percent (25%) (the "Requisite Percent") of the outstanding shares of the capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting, provided a special meeting called at the request of one or more stockholders (a "Stockholder Requested Special Meeting") shall be called by the Chairman of the Board or the Secretary only if the stockholder(s) requesting such meeting provide the information regarding such stockholder(s) and the proposed special meeting and comply with such procedures set forth in Section 2.04(B).

(B) In order for a Stockholder Requested Special Meeting to be called by the Chairman of the Board or the Secretary, one or more written requests for a special meeting (individually or collectively, a "Special Meeting Request") signed and dated by the stockholders of record that Own the Requisite Percent of capital stock of the Corporation (or their duly authorized agents), must be delivered to the Secretary at the principal executive offices of the Corporation and must be accompanied by:

(1) in the case of any Stockholder Requested Special Meeting at which director nominations are proposed to be presented, the information required by Sections 2.16 and 9.01 of these By-Laws; and/or

(2) in the case of any Stockholder Requested Special Meeting at which any business other than nominations of persons for election to the Corporation's Board of Directors is proposed to be presented, the information required by Sections 2.15 and 2.16 of these By-Laws (which shall be in addition to the information required by Section 9.01 if director nominations are also proposed to be considered); and

(3) (a) as to each stockholder of the Corporation signing such request, or if such stockholder is a nominee or custodian, the beneficial owner(s) on whose behalf such request is signed, (i) an affidavit by each such person stating the number of shares of capital stock of the Corporation that it Owns (as defined below) as of the date such request was signed and agreeing to continue to Own such number of shares of capital stock through the date of the Stockholder Requested Special Meeting and an agreement by such person to update and supplement such affidavit as of the record date for the Stockholder Requested Special Meeting, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting; provided that in the event of any decrease in the number of shares of capital stock of the Corporation Owned by such person at any time before the Stockholder Requested Special Meeting, such person's Special Meeting Request shall be deemed to have been revoked with respect to such shares of capital stock of the Corporation comprising such reduction and shall not be counted towards the calculation of the Requisite Percent, and (ii) a statement stating whether it intends to maintain Ownership of the Requisite Percent of

capital stock of the Corporation for at least one year following the Stockholder Requested Special Meeting, and (b) as to the stockholder seeking to call the special meeting (or the person on whose behalf the stockholder is acting, as applicable) or any stockholder or beneficial owner who has solicited other stockholders to request the special meeting, the information required under Sections 2.15 and 2.16 as to such stockholder or beneficial owner.

(C) One or more written requests for a special meeting delivered to the Secretary shall constitute a valid Special Meeting Request only if each such written request satisfies the requirements set forth above and has been dated and delivered to the Secretary within 60 days of the earliest dated of such requests. If the record holder is not the signatory to the Special Meeting Request, such Special Meeting Request shall not be valid unless documentary evidence is supplied to the Secretary at the time of delivery of such Special Meeting Request (or within five business days thereafter) of such signatory's authority to execute the Special Meeting Request on behalf of the record holder. Any requesting stockholder may revoke his, her or its Special Meeting Request at any time prior to the Request Receipt Date by written revocation delivered to the Secretary at the principal executive offices of the Corporation; provided, however, that if following such revocation, the unrevoked valid Special Meeting Requests represent in the aggregate less than the Requisite Percent, there shall be no requirement to hold a special meeting. The determination of the validity of a Special Meeting Request shall be made in good faith by the Board of Directors, which determination shall be conclusive and binding on the Corporation and the stockholders and the date of such determination is referred to herein as the "Request Receipt Date." A Special Meeting Request shall not be valid if: (1) such Special Meeting Request relates to an item of business that is not a matter on which stockholders are authorized to act under, or that involves a violation of, applicable law, or (2) the Request Receipt Date occurs during the period commencing 90 days prior to the first anniversary of the date of the most recent annual meeting of stockholders and ending on the date of the next annual meeting of stockholders, or (3) the purpose specified in the Special Meeting Request relates to an item of business (other than the election of directors) that is the same or substantially similar (as determined in good faith by the Board of Directors, a "Similar Item") to an item of business that was presented at any meeting of stockholders held within the 12 months prior to the Request Receipt Date, or (4) a Similar Item is included in the Corporation's notice as an item of business to be brought before a stockholder meeting that has been called or that is called for a date within 90 days of the Request Receipt Date.

(D) Any special meeting of stockholders shall be held at such date and time as may be fixed by the Board of Directors in accordance with these By-Laws and in compliance with the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law"); provided, however that a Stockholder Requested Special Meeting shall be called for a date not more than (1) 90 days after the Request Receipt Date (or, in the case of any litigation related to the validity of the requests for a Stockholder Requested Special Meeting, 90 days after the resolution of such litigation), or (2) 50 days after the date the Corporation files definitive soliciting materials with respect to such meeting pursuant to Schedule 14A under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the "Exchange Act"), whichever is latest.

(E) Business transacted at any Stockholder Requested Special Meeting shall be limited to (1) the purpose(s) stated in the valid Special Meeting Request(s) received from the Requisite Percent of record holders and (2) any additional matters that the Board of Directors determines to include in the Corporation's notice of the meeting. If none of the stockholders who submitted the Special Meeting Request, or their qualified representatives (as defined below), appears at the Stockholder Requested Special Meeting to present the matters to be presented for consideration that were specified in the Stockholder Meeting Request(s), the Corporation need not present such matters for a vote at such meeting, notwithstanding that proxies in respect of such matter may have been received by the Corporation. For purposes of this Section 2.04, to be considered a qualified representative of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction or electronic transmission of the writing) delivered to the Corporation prior to the presentation of such matters at the meeting stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders.

(F) For the purposes of this Section 2.04 and Section 9.02, a stockholder or beneficial owner shall be deemed to "Own" only those shares of outstanding capital stock as to which such person possesses both (1) the full voting and investment rights pertaining to the shares and (2) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (a) sold by such person or any of its affiliates in any transaction that has not been settled or closed, (b) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell or (c) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding capital stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, or if exercised would have the purpose or effect of (i) reducing in any manner, to any extent or at any time in the future, such person's or affiliates' full right to vote or direct the voting of any such shares, and/or (ii) hedging, offsetting or altering to any degree any gain or loss arising from the full economic ownership of such shares by such person or affiliate. A stockholder or beneficial owner shall "Own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person shall be deemed to continue to Own shares during any period in which the person has loaned such shares provided that the person has the power to recall such loaned shares on five (or less) business days' notice, and has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the person. The determination of the extent to which a stockholder or beneficial owner "Owns" any shares of capital stock for these purposes shall be made in good faith by the Board of Directors, which determination shall be conclusive and binding on the Corporation and the stockholders.

Section 2.05 Written notice of the annual meeting or any special meeting of stockholders stating the place, date and hour of the meeting shall be given in accordance with Section 4.01 to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

Section 2.06 Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.07 The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, or the officer presiding over the meeting, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjournment at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with Section 2.01 or 2.05 as the case may be, to each stockholder of record entitled to vote at the meeting.

Section 2.08 (A) Unless otherwise provided in the Certificate of Incorporation and subject to the Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Unless otherwise provided in Delaware Law, the certificate of incorporation or these By-Laws, the affirmative vote of a majority of the shares of capital stock of the Corporation present, in person or by written proxy, at a meeting of stockholders and entitled to vote on the subject matter shall be the act of the stockholders.

(B) At any meeting of stockholders at which directors are to be elected, a nominee for election as a director in an uncontested election shall be elected if the number of votes cast for the nominee's election exceeds the number of votes cast against the nominee's election. In an election of director other than an uncontested election, the nominees receiving the greatest number of votes shall be elected as directors, up to the number of directors as shall constitute the whole Board as set pursuant to Section 3.02. For purposes of this Section 2.08(B), an "uncontested election" means any meeting of stockholders at which the number of candidates does not exceed the number of directors to be elected and with respect to which (1) no stockholder has submitted notice of an intent to nominate a candidate for election at such meeting in accordance with Section 2.04, 9.01 or 9.02, or (2) such a notice has been submitted, and on or before the tenth day prior to the date that the Corporation files its definitive proxy statement relating to such meeting with the Securities and Exchange Commission (regardless of whether thereafter revised or supplemented), the notice has been (a) withdrawn in writing to Secretary, (b) determined not to be a valid notice of nomination by the Board of Directors (or a committee thereof) or if challenged in court, by a final court order, or (c) determined by the Board of Directors (or a committee thereof) not to create a *bona fide* election contest.

Section 2.09 If a vote is to be taken by ballot, each ballot shall state the number of shares voted and the name of the stockholder or proxy voting.

Section 2.10 Each meeting of the stockholders, whether annual or special, shall be presided over by the Chairman of the Board if present, and if he or she is not present or declines to preside by the President if present. If neither officer specified in the preceding sentence is present, the meeting shall be presided over by the person designated in writing by the Chairman of the Board, or if the Chairman of the Board has made no designation, by the person designated by the President, or if the President has made no designation, by the person designated by the Board of Directors. If neither officer specified in the first sentence of this Section 2.10 is present, and no one designated by the Chairman of the Board or the President or the Board of Directors is present, the meeting may elect any stockholder of record who is entitled to vote for directors, or any person present holding a proxy for such a stockholder, to preside. The Secretary of the Company (or in his or her absence any Assistant Secretary) shall be the Secretary of any such meeting; in the absence of the Secretary and Assistant Secretaries, any person may be elected by the meeting to act as Secretary of the meeting.

Section 2.11 Any voting proxy given by a stockholder must be: in writing, executed by the stockholder, or, in lieu thereof, to the extent permitted by law, may be transmitted in a telegram, cablegram or other means of electronic transmission setting forth or submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. A copy, facsimile transmission or other reliable reproduction of a written or electronically-transmitted proxy authorized by this Section 2.11 may be substituted for or used in lieu of the original writing or electronic transmission to the extent permitted by law.

Section 2.12 The directors shall appoint one or more inspectors of election and of the vote at any time prior to the date of any meeting of stockholders at which an election is to be held or a vote is to be taken. In the event any inspector so appointed is absent from such meeting or for any other reason fails to act as such at the meeting, the person presiding at such meeting pursuant to these By-Laws may appoint a substitute who shall have all the powers and duties of such inspector. The inspector or inspectors so appointed shall act at such meeting, make such reports thereof and take such other action as shall be provided by law and as may be directed by the person presiding over the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability.

Section 2.13 The directors may, at any time prior to any annual or special meeting of the stockholders, adopt an order of business for such meeting which shall be the order of business to be followed at such meeting. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at such meeting shall be announced at such meeting by the person presiding over such meeting.

Section 2.14 (A) For purposes of determining the means of conducting the vote at any meeting of stockholders, a stock vote shall be taken by ballot on any resolution or other matter properly presented to the meeting for action in accordance with Section 2.15 or Section 9.01 if so ordered by the person presiding over the meeting or on the demand of any stockholder of record entitled to vote at the meeting or any person present holding a proxy for such a stockholder. Such order or demand for a vote by ballot may be made either before or after a vote has been taken on such resolution or other matter in a manner other than by stock vote and before or after the result of the vote taken otherwise than by stock vote has been announced. The result of a stock vote taken by ballot in accordance with this By-Law shall supersede the result of any vote previously taken in any other manner.

(B) The Board of Directors may adopt such rules and regulations for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding at such meeting shall have the authority to announce and enforce such rules and regulations for the conduct of any meeting of stockholders and the safety of those in attendance as, in the judgment of such person, are necessary, appropriate or convenient for the conduct of the meeting. Rules and regulations for the conduct of meetings of stockholders may include without limitation, establishing: (1) an agenda or order of business for the meeting; (2) rules and procedures for maintaining order at the meeting and the safety of those present; (3) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies and such other persons as the person presiding at such meeting shall permit; (4) provisions regarding entry to the meeting after the time fixed for the commencement thereof; (5) limitations on the time allotted for consideration of each agenda item and for questions and comments by participants; (6) regulations for the opening and closing of the polls for balloting and matters which are to be voted on by ballot (if any); and (7) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting. Subject to any rules and regulations adopted by the Board of Directors, the person presiding at such meeting may convene and, for any or no reason, from time to time, adjourn and/or recess any meeting of stockholders.

Section 2.15 (A) Only such business (other than nominations of persons for election to the Board of Directors, which must comply with the provisions of Section 9.01(A) or Section 9.02) may be transacted at an annual meeting of stockholders as is brought before the meeting (1) pursuant to the Corporation's notice of meeting, (2) by or at the direction of the Board of Directors or (3) by any stockholder of the Corporation who is a stockholder of record at the time of giving of the notice provided for in this Section 2.15 and at the time of the annual meeting, is entitled to vote thereon at the meeting and who complies with the notice procedures set forth in this Section 2.15; clause (3) shall be the exclusive means for a stockholder to submit other business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation's notice of meeting) before an annual meeting of stockholders.

(B) For business (other than the nominations of persons for election to the Board of Directors, which must comply with the provisions of Section 9.01 or Section 9.02) to be properly brought before an annual meeting by a stockholder pursuant to Section 2.15(A)(3), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such business must be a proper subject for stockholder action.

To be timely, a stockholder's notice shall be delivered, either by personal delivery or by United States mail, postage pre-paid, to the Secretary at the principal executive offices of the Corporation by the close of business (as defined in Section 2.15(D)) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined in Section 2.15(D)) of the date of such meeting is first made by the Corporation. In no event shall an adjournment, recess or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

Such stockholder's notice shall set forth a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the By-Laws of the Corporation, the language of the proposed amendment) and the reasons for conducting such business at the meeting. In addition, such stockholder's notice shall set forth the information required under Section 2.16 of these By-Laws.

(C) Only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.15. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the Board of Directors or the person presiding over a meeting of stockholders shall have the power and duty to determine whether any business proposed by any stockholder to be brought before the meeting was made or proposed in accordance with the procedures set forth in this Section 2.15 and, if any proposed business is not in compliance with this Section 2.15, then except as otherwise provided by law, the person presiding over the meeting of stockholders shall have the power and duty to declare that such defective proposal shall be disregarded.

(D) For purposes of these By-Laws, the "close of business" shall mean 6:00 p.m. local time at the principal executive offices of the Corporation on any calendar day, whether or not the day is a business day, and "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(E) In addition to the foregoing provisions of this Section 2.15, a stockholder shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.15. Nothing in this Section 2.15 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Section 2.16 (A) As to the stockholder giving the notice pursuant to Section 2.15, Section 9.01 or Section 9.02, as the case may be, and the beneficial owner, if any, on whose behalf the nomination is made or the other business is proposed, such stockholder's notice must set forth: (1) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner; and (2) the class and number of shares of the Corporation which are owned of record by such stockholder and such beneficial owner as of the date of the notice, and a representation that the stockholder shall notify the Corporation in writing within five business days after the record date for the meeting of the class and number of shares of the

Corporation owned of record by such stockholder and such beneficial owner as of the record date for the meeting.

(B) As to the stockholder giving the notice pursuant to Section 2.15, Section 9.01 or Section 9.02, as the case may be, or the beneficial owner, if any, on whose behalf the nomination is made or the other business is proposed, and if such stockholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a "control person"), such stockholder's notice must set forth: (1) the class and number of shares owned beneficially (as defined in Section 2.16(E)) but not of record by such stockholder or beneficial owner and by any control person as of the date of the notice, and a representation that the stockholder shall notify the Corporation in writing within five business days after the record date for the meeting of the class and number of shares of the Corporation owned beneficially by such stockholder or beneficial owner and by any control person as of the record date for the meeting; (2) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such stockholder, beneficial owner or control person with respect to stock of the Corporation and whether any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock) has been made by or on behalf of such stockholder, beneficial owner or control person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk of stock price changes for, such stockholder, beneficial owner or control person, or to maintain, increase or decrease the voting power or pecuniary or economic interest of such stockholder, beneficial owner or control person, with respect to stock of the Corporation, and a representation that the stockholder shall notify the Corporation in writing within five business days after the record date for the meeting of any such transaction, agreement, arrangement or understanding in effect as of the record date for the meeting; (3) a description of all agreements, arrangements or understandings between such stockholder, beneficial owner or control person and (a) any other person or persons (including their names) in connection with the proposal of such business (other than nominations) or (b) each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made, as the case may be, and a representation that the stockholder shall notify the Corporation in writing within five business days after the record date for the meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting; (4) a description of any substantial interest (within the meaning of Item 5 of Schedule 14A of the Exchange Act) of such stockholder or beneficial owner in such business or nomination, as the case may be, including any anticipated benefit to the stockholder or beneficial owner therefrom; (5) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting or to nominate the persons named in its notice, as the case may be; and (6) any other information relating to such stockholder or beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies with respect to business brought at annual meeting of stockholders or for election of directors, as the case may be, pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder. For purposes of Section 2.16(B), shares shall be treated as "beneficially owned" by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing) (1) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (2) the right to vote such shares, alone or in concert with others and/or (3) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares. References in this Section 2.16 to the "record date" shall be deemed to refer to the record date for determining the stockholders entitled to vote and the meeting of stockholders.

(C) Notwithstanding the foregoing provisions of this Section 2.16, except as otherwise provided by law, if the stockholder does not provide the information required under Section 2.16(A) and 2.16(B) to the Corporation within the time frames specified herein, or if the stockholder (or a qualified representative of the stockholder) does not appear at an annual or special meeting of stockholders of the Corporation to present a nomination or other business, such nomination shall be disregarded and such other business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of these By-Laws, to be considered a qualified representative of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction or electronic transmission of the writing) delivered to the Corporation prior to the making of a nomination or proposing other business at a meeting by such stockholder stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders.

Section 2.17 (A) Any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without a vote, if a consent in writing, setting forth the action so taken, is signed by the stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of such action without a meeting by less than unanimous written consent shall be given to each stockholder who did not consent thereto in writing.

(B) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business (as defined in Section 2.15(D) above) on the day on which the Board of Directors adopts the resolutions taking such prior action.

ARTICLE III
MATTERS RELATING TO THE BOARD OF DIRECTORS

Directors

Section 3.01 The business of the Corporation shall be managed by its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, the Certificate of Incorporation or these By-Laws directed or required to be exercised or done by the stockholders.

Section 3.02 The number of directors of the Corporation which shall constitute the whole Board shall be nine, or such other numbers as may be determined by written resolution of the Board of Directors. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3.04, and each director elected shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Directors need not be stockholders of the Corporation.

Section 3.03 Any director of the Corporation may resign at any time either by oral tender of resignation at any meeting of the Board of Directors or by delivering written notice thereof to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified with respect thereto the acceptance of such resignation shall not be necessary to make it effective.

Section 3.04 Any director may be removed for cause, at any time, by the affirmative vote of the holders of record of a majority of all the shares of capital stock entitled to vote at a special meeting of the stockholders called for such purpose. Vacancies in the Board of Directors created by the death, resignation or removal of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled only by the affirmative vote of a majority of the remaining directors. If the directors remaining in office shall be unable, by majority vote, to fill such vacancy within 60 days of the occurrence thereof, the Chairman of the Board or the President may call a special meeting of the stockholders at which such vacancy shall be filled. Any director so chosen shall hold office until the next annual election and until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

Meetings of the Board of Directors

Section 3.05 The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 3.06 The Board of Directors shall meet as soon as practicable after the annual election of directors, for the purpose of organization and the transaction of other business including the election of officers and election of the Chairman of the Board and, if applicable, a

Vice Chairman of the Board. No notice of such meeting shall be required. Such organization meeting may, however, be held at any other time or place which shall be specified in a notice given as hereinafter provided for special meetings of the Board, or in a consent and waiver of notice thereof signed by all the directors.

Section 3.07 Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board. Any business of the Corporation may be transacted at any such regular meeting.

Section 3.08 Special meetings of the Board of Directors shall be called by the Secretary, on three days; notice to each director as provided in Article IV, either on the request of the Chairman of the Board, the President or on the written request of two directors.

Section 3.09 At all meetings of the Board of Directors, a majority of the directors then in office shall constitute a quorum for the transaction of business, and the act of a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these By-Laws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.10 Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board or such committee.

Section 3.11 Members of the Board of Directors or any committee designated by the Board pursuant to Section 3.12 may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Committees of Directors

Section 3.12 The Board of Directors may, by resolution passed by the affirmative vote of a majority of the directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may by like vote designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the adopting resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority in reference to the following matter: (A) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (B) adopting, amending or repealing any By-Law of the Corporation. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 3.13 Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Compensation

Section 3.14 Directors, and members of any committee of the Board of Directors, shall be entitled to such reasonable compensation for their services as directors and members of each such committee as shall be fixed from time to time by resolution of the Board of Directors, and shall also be entitled to reimbursement for any reasonable expenses incurred in attending such meetings. Any directors receiving compensation under these provisions shall not be barred from serving the Corporation in any other capacity and receiving reasonable compensation for such other services.

ARTICLE IV
NOTICES

Section 4.01 Whenever, under the provisions of the statutes, the Certificate of Incorporation or these By-Laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director, or stockholder, at his or her address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram, cable or facsimile transmission.

Section 4.02 Whenever any notice is required to be given under the provisions of the statutes, the Certificate of Incorporation or of these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such notice. Attendance in person or by proxy of a person at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting and does so object at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any director attending a meeting of the Board of Directors without protesting, prior to the meeting or at its commencement, any lack of notice shall be conclusively deemed to have waived notice if such meeting.

ARTICLE V
OFFICERS

Section 5.01 The principal officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

Section 5.02 The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his successor is elected and qualified, or until his earlier death, resignation or removal. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 5.03 In addition to the principal officers enumerated in Section 5.01 herein, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 5.04 The compensation of all officers and agents of the Corporation shall be fixed by the Board of Directors except to the extent such power shall be delegated, by resolution of the Board, to a committee of directors, to the Chairman of the Board or to the President.

Section 5.05 Any officer or agent of the Corporation may be removed at any time, either with or without cause, by the Board of Directors in its sole discretion. Any vacancy occurring in any office of the Corporation may be filled at any time by the Board of Directors.

ARTICLE VI
MATTERS RELATING TO THE STOCK OF THE CORPORATION

Section 6.01 The shares of capital stock of the Corporation may be represented by certificates or may be uncertificated. To the extent that shares are represented by certificates, the certificates shall be in such form as shall be determined by the Board of Directors and shall be numbered consecutively and entered in the books of the Corporation as they are issued. Every holder of shares of capital stock of the Corporation theretofore represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a certificate for shares of capital stock of the Corporation in the form approved by the Board of Directors, signed by, or in the name of the Corporation by, (A) the Chairman of the Board or the President or a Vice President and (B) the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certifying the number of such shares owned by such stockholder in the Corporation. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 6.02 Where any such certificate is signed either by a transfer agent or an assistant transfer agent, or by a transfer clerk acting on behalf of the Corporation and by a registrar, the signature of any such Chairman of the Board, President, Vice President, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary may be facsimile. In case any such officer who has signed, or whose facsimile signature has been affixed on, any such certificate shall cease to be such officer, whether because of resignation, removal or otherwise, before such certificate has been issued or delivered by the Corporation, such certificate may nevertheless be issued and delivered by the Corporation with the same effect as if such officer had not ceased to be such at the date of such delivery.

Section 6.03 In case any certificate of stock shall be lost, stolen or destroyed, the Board of Directors, in its discretion, or any officer or officers thereunto duly authorized by the Board, may authorize the issuance of uncertificated shares or, if requested by the registered owner, a substitute certificate in place of the certificate so lost, stolen or destroyed; provided, however, that in each such case the applicant for uncertificated shares or a substitute certificate shall furnish evidence to the Corporation which the Board of Directors, or any office or officers authorized as aforesaid, determines is satisfactory, of the loss, theft or destruction of such certificate and of the ownership thereof, and also such security or indemnity as may be required by the Board.

Section 6.04 Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation, and in the case of certificated shares of stock, only by the person named in the certificate or by such person's attorney lawfully constituted in writing, and upon the surrender of the certificate therefor to the Corporation or the transfer agent of the Corporation, properly endorsed for transfer or accompanied by proper evidence of succession, assignment or authority to transfer, or in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person's attorney lawfully constituted in writing, and in either case upon payment of all necessary transfer taxes; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. With respect to certificated shares of stock, every certificate exchanged, returned or surrendered to the Corporation shall be marked "Cancelled," with the date of cancellation, by the Secretary or Assistant Secretary of the Corporation or the transfer agent of the Corporation. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 6.05 (A) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business (as defined in Section 2.15(D) above) on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; providing, however, that the Board of Directors may fix a new record date for the adjourned meeting. See Section 2.17(B) with respect to the fixing of a record date to determine the stockholders entitled to consent to corporate action in writing without a meeting.

(B) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.06 The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the General Corporation Law of the State of Delaware.

ARTICLE VII
GENERAL PROVISIONS

Dividends

Section 7.01 Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of capital stock, subject to the applicable provisions, if any, of the Certificate of Incorporation.

Section 7.02 Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Fiscal Year

Section 7.03 The fiscal year of the Corporation shall be the calendar year unless otherwise fixed by resolution of the Board of Directors.

Voting Securities Held by the Corporation

Section 7.04 Unless otherwise ordered by the Board of Directors, the President shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meeting of security holders of other corporations in which the Corporation may hold securities. At such meeting the President shall possess and may exercise any and all rights and powers incident to the ownership of such securities which the Corporation might have possessed and exercised if it had been present. The Board of Directors may, from time to time, confer like powers upon any other person or persons.

Section 7.05 The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE VIII
INDEMNIFICATION

Section 8.01 (A) Any person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to or was or is involved (as a witness or otherwise) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than any action or suit by or in the right of the Corporation to procure a judgment in its favor (a "derivative action")) by reason of the fact that he or she is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified by the Corporation, to the extent authorized by the laws of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such laws permitted prior to such amendment), against all expenses (including, but not limited to, attorneys' fees, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred by him or her in connection with the defense or settlement of such action, suit or proceeding. In the event of any derivative action, such persons shall be indemnified by the Corporation under the same conditions and to the same extent as specified above, except that no indemnification is permitted in respect of any claim, issue or matter as to which such persons shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The indemnification expressly provided by statute in a specific case shall not be deemed exclusive of any other rights to which any person indemnified may be entitled under any lawful agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(B) The right to indemnification conferred in this Article VIII is and shall be a contract right. The right to indemnification conferred in this Article VIII shall include the right to be paid by the Corporation the expenses (including attorneys' fees and retainers therefor) reasonably incurred in connection with any such proceeding in advance of its final disposition, such advances to be paid by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from a director, officer or employee of the Corporation requesting such advance or advances from time to time; provided, however, the payment of such expenses incurred by a director, officer or employee in his or her capacity as a director, officer or employee in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director, officer or employee to repay all amounts so advanced if it shall ultimately be determined that such director, officer or employee is not entitled to be indemnified under this Article VIII or otherwise.

(C) To obtain indemnification under this Article VIII, an indemnitee shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to such person and is reasonably necessary to determine whether and to what extent the indemnitee is entitled to indemnification.

(D) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. To the extent that the Corporation maintains any policy or policies providing such insurance, each such director, officer or employee, and each such agent to which rights to indemnification have been granted as provided in paragraph (E) of this Article VIII, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

(E) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in connection with any proceeding in advance of its final disposition, to any agent of the Corporation to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of directors, officers and employees of the Corporation.

(F) Neither the amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation or the By-Laws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall eliminate or reduce the effect of this Article VIII in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

ARTICLE IX
NOMINATION OF DIRECTORS

Section 9.01 (A) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Certificate of Incorporation with respect to the rights of holders of any preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors (1) by or at the direction of the Board of Directors, (2) by any stockholder of the Corporation who is a stockholder of record at the time of giving of the notice provided for in this Section 9.01 and at the time of the meeting, is entitled to vote thereon at the meeting and who complies with the notice procedures set forth in this Section 9.01, (3) by any Eligible Stockholder (as defined below) who complies with the procedures set forth in Section 9.02, or (4) in the case of a Stockholder Requested Special Meeting, by any stockholder of the Corporation pursuant to Section 2.04; clauses (2), (3), and (4) shall be the exclusive means for a stockholder to nominate persons for election to the Board of Directors before an annual meeting or special meeting of stockholders. Notwithstanding any other provision of these By-Laws, in the case of a Stockholder Requested Special Meeting, no stockholder may nominate a person for election to the Board of Directors or propose any other business to be considered at the meeting, except pursuant to the written request(s) delivered for such special meeting pursuant to Section 2.04.

(B) Any stockholder of record may nominate one or more persons for election as director at a meeting (other than a Stockholder Requested Special Meeting) only if the written notice required by this Section 9.01 with respect to any nomination or nominations (including the completed and signed questionnaire, representation and agreement required by Section 9.01(D)) has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation at the principal executive offices of the Corporation (1) with respect to an election to be held at an annual meeting of stockholders, in accordance with the time periods prescribed for delivery of notice under Section 2.15(B), and (2) with respect to an election to be held at a special meeting of stockholders for the election of directors (other than a Stockholder Requested Special Meeting), the close of business (as defined in Section 2.15(D)) on the seventh day following the earlier of (a) the date on which notice of such meeting is first given to stockholders and (b) the date on which a public announcement (as defined in Section 2.15(D)) of such meeting is first made. In no event shall an adjournment, recess or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

(C) Each such notice shall include: (1) the class and number of shares of the Corporation which are owned beneficially and of record by each person whom the stockholder proposes to nominate for election as a director; (2) the name and address of the person or persons to be nominated; (3) the consent of each nominee to serve as a director of the Corporation if so elected; and (4) as to each person whom the stockholder proposes to nominate for election as a director (a) the name of each nominee holder of shares owned beneficially but not of record by such person and the number of shares of stock held by each such nominee holder, (b) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person with respect to stock of the Corporation and whether any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock) has been made by or on behalf of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk of stock price changes for, such person or to increase the voting power or pecuniary or economic interest of such person with respect to stock of the Corporation, (c) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder, and (d) a completed and signed questionnaire, representation and agreements required by Section 9.01(D). In addition, such stockholder's notice shall set forth the information required under Section 2.16 of these By-Laws. Notwithstanding the foregoing provisions of this Section 9.01(C), the Corporation also may require each person to be nominated to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such person to serve as a director of the Corporation, including information relevant to a determination whether such person can be considered an independent director. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this Section 9.01 or in Section 9.02. Only such nominations of persons for election to the Board of Directors shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 9.01 or in Section 9.02. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the Board of Directors or the person presiding over a meeting of stockholders shall have the power and duty to determine whether any nomination proposed by any stockholder to be brought before the meeting was made or proposed in accordance with the procedures set forth in the applicable section and, if any nomination is not in compliance with such section, then except as otherwise provided by law, the person presiding over the meeting of stockholders shall have the power and duty to declare that such defective nomination or other business shall be disregarded.

(D) For a stockholder nominee to be eligible for election as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.15(B)) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request by a stockholder of record) and a written representation and agreement (in the form provided by the Secretary upon written request by a stockholder of record) that such person (1) is not and will not become a party to (a) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (b) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein and (3) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

Section 9.02 (A) Subject to the terms and conditions of these By-Laws, in connection with an annual meeting of stockholders at which directors are to be elected, the Corporation will include in its proxy statement and on its form of proxy the name of a nominee for election to the Board of Directors submitted pursuant to this Section 9.02 (a "Stockholder Nominee"), and will include in its proxy statement the "Required Information" (as defined below), if:

(1) the Stockholder Nominee satisfies the eligibility requirements in this Section 9.02,

(2) the Stockholder Nominee is identified in a timely notice (the "Stockholder Notice") that satisfies this Section 9.02 and is delivered by a stockholder that qualifies as, or is acting on behalf of, an Eligible Stockholder (as defined below),

(3) the Eligible Stockholder expressly elects at the time of the delivery of the Stockholder Notice to have the Stockholder Nominee included in the Corporation's proxy materials, and

(4) the additional requirements of these By-Laws are met.

(B) To qualify as an "Eligible Stockholder," a stockholder or a group as described in this Section 9.02(B) must:

(1) Own and have Owned (as defined below), continuously for at least three years as of the date of the Stockholder Notice, a number of shares (as adjusted for any stock splits, stock dividends, or similar events) that represents at least three percent (3%) of the outstanding shares of the Corporation that are entitled to vote in the election of directors as of the date of the Stockholder Notice (the "Required Shares"), and

(2) thereafter continue to Own the Required Shares through such annual meeting of stockholders.

For purposes of satisfying the ownership requirements of this Section 9.02(B), a group of no more than twenty stockholders and/or beneficial owners may aggregate the number of shares of capital stock that each group member Owns and has Owned continuously for at least three years as of the date of the Stockholder Notice. No stockholder or beneficial owner, alone or together with any of its affiliates, may individually or as a member of a group qualify as more than one Eligible Stockholder under this Section 9.02. A group of any two or more funds that are (a) under common management and funded primarily by the same employer, or (b) constitute a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, (but without regard to whether such investment companies are registered pursuant to the Investment Company Act of 1940, as amended) shall be treated as one stockholder or beneficial owner for purposes of this Section 9.02. Whenever an Eligible Stockholder consists of a group of stockholders and/or beneficial owners, any and all requirements and obligations for an Eligible Stockholder set forth in this Section 9.02 must be satisfied by and as to each such stockholder or beneficial owner, except that shares may be aggregated as specified in this Section 9.02(B) and except as otherwise provided in this Section 9.02. The term "affiliate" or "affiliates" shall have the meanings ascribed thereto under the rules and regulations promulgated under the Exchange Act.

(C) For purposes of this Section 9.02, the term "Own," when used with respect to a stockholder or beneficial owner, shall have the meaning set forth in Section 2.04(F) and the terms "Owned," "Owning" and other variations of the word "Own" shall have correlative meanings.

(D) For purposes of this Section 9.02, the "Required Information" that the Corporation will include in its proxy statement is:

(1) the information set forth in the Schedule 14N provided with the Stockholder Notice concerning each Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation's proxy statement by the applicable requirements of the Exchange Act and the rules and regulations thereunder, and

(2) if the Eligible Stockholder so elects, a single written statement of the Eligible Stockholder (or, in the case of a group, a single written statement of the group), not to exceed 500 words, in support of each Stockholder Nominee, which must be provided at the same time as the Stockholder Notice for inclusion in the Corporation's proxy statement for the annual meeting (the "Statement").

Notwithstanding anything to the contrary contained in this Section 9.02, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation or listing standard. Nothing in this Section 9.02 shall limit the Corporation's ability to solicit against and include in its proxy materials its own statements relating to any Eligible Stockholder or Stockholder Nominee.

(E) The Stockholder Notice shall set forth all information, representations and agreements required under Section 2.16 above (and for such purposes, references in Section 2.16 to the "beneficial owner" on whose behalf the nomination is made shall be deemed to refer to "Eligible Stockholder"), and in addition such Stockholder Notice shall include:

(1) a copy of the Schedule 14N that has been or concurrently is filed with the SEC under the Exchange Act,

(2) a statement of the Eligible Stockholder (and in the case of a group, the written agreement of each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder), which statement(s) shall also be included in the Schedule 14N filed with the SEC: (a) setting forth and certifying to the number of shares of capital stock the Eligible Stockholder Owns and has Owned (as defined in Section 9.02(C) of these By-Laws) continuously for at least three years as of the date of the Stockholder Notice, (b) agreeing to continue to Own such shares through the annual meeting, (c) agreeing that within five business days of being notified that its Stockholder Nominee will be included in the Corporation's proxy materials for the relevant annual meeting, it will recall any of the Required Shares that have been loaned and continue to hold the Required Shares through the date of the annual meeting, and (d) stating whether it intends to maintain Ownership of the Required Shares for at least one year following the annual meeting,

(3) the written agreement of the Eligible Stockholder (and in the case of a group, the written agreement of each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder) addressed to the Corporation, setting forth the following additional agreements, representations, and warranties:

(a) it will provide (i) the information required under Section 2.16 as of the record date, (ii) written statements from the record holder and intermediaries as required under Section 9.02(G) verifying the Eligible Stockholder's continuous Ownership of the Required Shares, as of the record date, and (iii) immediate notice to the Corporation if the Eligible Stockholder ceases to own any of the Required Shares prior to the annual meeting of stockholders,

(b) it (i) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have any such intent, (ii) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 9.02, (iii) has not engaged and will not engage in, and has not been and will not be a participant (as defined in Item 4 of Exchange Act Schedule 14A) in, a solicitation within the meaning of Exchange Act Rule 14a-1(l), in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee or a nominee of the Board of Directors, and (iv) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the Corporation, and

(c) it will (i) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, (ii) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 9.02, (iii) comply with all laws, rules, regulations and listing standards applicable to any solicitation in connection with the annual meeting, (iv) file all materials described below in Section 9.02(G)(3) with the SEC, regardless of whether any such filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for such materials under Exchange Act Regulation 14A, and (v) promptly provide to the Corporation prior to the day of the annual meeting such additional information as reasonably requested by the Corporation, and

(4) in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination.

(F) To be timely under this Section 9.02, the Stockholder Notice must be delivered by a stockholder to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business (as defined in Section 2.15(D) above) on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event the annual meeting is more than 30 days before or after such anniversary date, or if no annual meeting was held in the preceding year, to be timely the Stockholder Notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined in Section 2.15(D) above) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice has been given or with respect to which there has been a public announcement of the date of the meeting, commence a new time period (or extend any time period) for the giving of the Stockholder Notice as described above.

(G) An Eligible Stockholder must:

(1) within five business days after the date of the Stockholder Notice, provide to the Corporation one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Stockholder Owns, and has Owned continuously in compliance with this Section 9.02,

(2) include in the Schedule 14N filed with the SEC a statement by the Eligible Stockholder (and in the case of a group, by each stockholder or beneficial owner whose shares are aggregated for purposes of constituting and Eligible Stockholder) certifying (a) the number of shares of capital stock that it Owns and has Owned continuously for at least three years as of the date of the Stockholder Notice, and (b) that it Owns and has Owned such shares within the meaning of Section 9.02(C),

(3) file with the SEC any solicitation or other communication by or on behalf of the Eligible Stockholder relating to the Corporation's annual meeting of stockholders, one or more of the Corporation's directors or director nominees or any Stockholder Nominee, regardless of whether any such filing is required under Exchange Act Regulation 14A or whether any exemption from filing is available for such solicitation or other communication under Exchange Act Regulation 14A, and

(4) in the case of any group, within five business days after the date of the Stockholder Notice, provide to the Corporation documentation reasonably satisfactory to the Corporation demonstrating that the number of stockholders and/or beneficial owners within such group does not exceed twenty, including whether a group of investment companies qualifies as one stockholder or beneficial owner within the meaning of Section 9.02(B).

The information provided pursuant to this Section 9.02(G) shall be deemed part of the Stockholder Notice for purposes of this Section 9.02.

(H) Within the time period for delivery of the Stockholder Notice, a written representation and agreement of each Stockholder Nominee shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation, which shall be signed by each Stockholder Nominee and shall represent and agree that such Stockholder Nominee:

(1) consents to being named in the Corporation's proxy statement and form of proxy as a nominee and to serving as a director if elected;

(2) is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Stockholder Nominee, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Corporation,

(3) is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, and

(4) if elected as a director, will comply with all of the Corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors.

At the time of submission of the Stockholder Notice, the Stockholder Nominee must submit all completed and signed questionnaires required of the Corporation's directors and, at the request of the Corporation, provide to the Corporation such other information as it may reasonably request. The Corporation may request such additional information as necessary to permit the Board of Directors to determine if each Stockholder Nominee satisfies the requirements of this Section 9.02.

(I) In the event that any information or communications provided by the Eligible Stockholder or any Stockholder Nominees to the Corporation or its stockholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), such Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation's right to omit a Stockholder Nominee from its proxy materials as provided in this Section 9.02.

(J) Notwithstanding anything to the contrary contained in this Section 9.02, the Corporation may omit from its proxy materials any Stockholder Nominee, and such nomination shall be disregarded and no vote on such Stockholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation, if:

(1) the Eligible Stockholder or Stockholder Nominee breaches any of its respective agreements, representations, or warranties set forth in the Stockholder Notice (or otherwise submitted pursuant to this Section 9.02), any of the information in the Stockholder Notice (or otherwise submitted pursuant to this Section 9.02) was not, when provided, true, correct and complete, or the requirements of this Section 9.02 have otherwise not been met,

(2) the Stockholder Nominee (a) is not independent under any applicable listing standards, any applicable rules of the SEC, and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's Directors, (b) does not qualify as independent under the audit committee independence requirements set forth in the rules of the principal U.S. exchange on which shares of the Corporation are listed, as a "non-employee director" under Exchange Act Rule 16b-3, or as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision), (c) is or has been, within the past three years, an officer or director of a

competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, (d) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) within the past ten years or (e) is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended,

(3) the Corporation has received a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate any candidate for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees for director in Section 9.01 of this Article IX,

(4) the election of the Stockholder Nominee to the Board of Directors would cause the Corporation to violate the Certificate of Incorporation of the Corporation, these By-Laws, any applicable law, rule, regulation or listing standard, or

(5) the Eligible Stockholder or applicable Stockholder Nominee fails to comply with its obligations pursuant to these By-Laws, including but not limited to its obligations under this Section 9.02.

(K) The maximum number of Stockholder Nominees submitted by all Eligible Stockholders that may be included in the Corporation's proxy materials pursuant to this Section 9.02, shall not exceed twenty percent (20%) of the number of directors in office as of the last day on which a Stockholder Notice may be delivered pursuant to this Section 9.02 with respect to the annual meeting, or if such amount is not a whole number, the closest whole number (rounding down) below twenty percent (20%) (such resulting number, the "Permitted Number"); provided that the Permitted Number shall be reduced by (1) any nominees who were previously elected to the Board of Directors as Stockholder Nominees at any of the preceding two annual meetings and who are nominated for election at such annual meeting by the Board of Directors as a Board of Directors nominee, and (2) any directors in office or director candidates that in either case will be included in the Corporation's proxy materials with respect to such an annual meeting as an unopposed (by the Corporation) nominee pursuant to an agreement, arrangement or other understanding between the Corporation and a stockholder or group of stockholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of capital stock, by such stockholder or group of stockholders, from the Corporation). In the event that one or more vacancies for any reason occurs after the date of the Stockholder Notice but before the annual meeting and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 9.02 exceeds the Permitted Number, the Corporation shall determine which Stockholder Nominees shall be included in the Corporation's proxy materials in accordance with the following provisions: each Eligible Stockholder will select one Stockholder Nominee for inclusion in the Corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of the Corporation each Eligible Stockholder disclosed as Owned in its respective Stockholder Notice submitted to the Corporation. If the Permitted Number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the

Permitted Number is reached. Following such determination, if any Stockholder Nominee who satisfies the eligibility requirements in this Section 9.02 thereafter is nominated by the Board of Directors, thereafter is not included in the Corporation's proxy materials or thereafter is not submitted for director election for any reason (including the Eligible Stockholder's or Stockholder Nominee's failure to comply with this Section 9.02), no other nominee or nominees shall be included in the Corporation's proxy materials or otherwise submitted for director election in substitution thereof.

(L) Any Stockholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but either (1) withdraws from or becomes ineligible or unavailable for election at the annual meeting for any reason, including for the failure to comply with any provision of these By-Laws (provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Stockholder Notice) or (2) does not receive a number of votes cast in favor of his or her election at least equal to twenty-five percent (25%) of the shares present in person or represented by proxy and entitled to vote in the election of directors, will be ineligible to be a Stockholder Nominee pursuant to this Section 9.02 for the next two annual meetings.

(M) The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 9.02 and to make any and all determinations necessary or advisable to apply this Section 9.02 to any persons, facts or circumstances, including the power to determine (1) whether one or more stockholders or beneficial owners qualifies as an Eligible Stockholder, (2) whether a Stockholder Notice complies with this Section 9.02 and has otherwise met the requirements of this Section 9.02, (3) whether a Stockholder Nominee satisfies the qualifications and requirements in this Section 9.02, and (4) whether any and all requirements of this Section 9.02 have been satisfied. Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) shall be binding on all persons, including the Corporation and its stockholders (including any beneficial owners). For purposes of applying the requirements of this Section 9.02 (including Section 9.02(A)(2)), the number of Required Shares required to be Owned by any person or persons during any time period shall be adjusted, in the manner determined by the Board of Directors (or any authorized committee thereof) to account for any stock dividend, stock split, subdivision, combination, reclassification or recapitalization of capital stock. Notwithstanding the foregoing provisions of this Section 9.02, unless otherwise required by law or otherwise determined by the chairman of the meeting or the Board of Directors, if the stockholder or a qualified representative of the stockholder (as defined in Section 2.04(E)) does not appear at the annual meeting of stockholders of the Corporation to present its Stockholder Nominee or Stockholder Nominees, such nomination or nominations shall be disregarded, notwithstanding that proxies in respect of the election of the Stockholder Nominee or Stockholder Nominees may have been received by the Corporation. This Section 9.02 shall be the exclusive method for stockholders to include nominees for director election in the Corporation's proxy materials.

ARTICLE X
AMENDMENTS

Section 10.01 These By-Laws may be amended or repealed by the affirmative vote of a majority of the stockholders entitled to vote thereon or a majority of the directors then in office at any regular meeting of the stockholders or of the Board of Directors, respectively, or at any special meeting of the stockholders or of the Board of Directors, respectively, if notice of such proposed alteration or repeal be contained in the notice of such meeting. The stockholders may determine by majority vote that any action taken by them with respect to adoption, amendment or repeal of any part of these By-Laws shall not be subject to subsequent amendment or repeal by the Board of Directors, provided that any such determination shall be set forth in the appropriate place in the text of these By-Laws.

Exhibit F

§ 112 Access to proxy solicitation materials.

The bylaws may provide that if the corporation solicits proxies with respect to an election of directors, it may be required, to the extent and subject to such procedures or conditions as may be provided in the bylaws, to include in its proxy solicitation materials (including any form of proxy it distributes), in addition to individuals nominated by the board of directors, 1 or more individuals nominated by a stockholder. Such procedures or conditions may include any of the following:

(1) A provision requiring a minimum record or beneficial ownership, or duration of ownership, of shares of the corporation's capital stock, by the nominating stockholder, and defining beneficial ownership to take into account options or other rights in respect of or related to such stock;

(2) A provision requiring the nominating stockholder to submit specified information concerning the stockholder and the stockholder's nominees, including information concerning ownership by such persons of shares of the corporation's capital stock, or options or other rights in respect of or related to such stock;

(3) A provision conditioning eligibility to require inclusion in the corporation's proxy solicitation materials upon the number or proportion of directors nominated by stockholders or whether the stockholder previously sought to require such inclusion;

(4) A provision precluding nominations by any person if such person, any nominee of such person, or any affiliate or associate of such person or nominee, has acquired or publicly proposed to acquire shares constituting a specified percentage of the voting power of the corporation's outstanding voting stock within a specified period before the election of directors;

(5) A provision requiring that the nominating stockholder undertake to indemnify the corporation in respect of any loss arising as a result of any false or misleading information or statement submitted by the nominating stockholder in connection with a nomination; and

(6) Any other lawful condition.